As filed with the Securities and Exchange Commission on July 28, 2005
Registration No. 333-124395

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Baby Universe, Inc.
(Exact name of registrant as specified in its charter)

Florida	5641	65-0797093
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification Number)
BabyUniverse, Inc.
5601 NW 9th Avenue, Suite 104
Fort Lauderdale, Florida, 33309
(954) 771-5160
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

John C. Textor
Stuart Goffman
BabyUniverse, Inc.
5601 NW 9th Avenue, Suite 104
Fort Lauderdale, Florida, 33309
(954) 771-5160
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all communications to:

Bradley D. Houser Akerman Senterfitt One Southeast Third Avenue, 28th Floor Miami, Florida 33131 (305) 374-5600	Martin A. Traber Carolyn T. Long Foley & Lardner, LLP 100 North Tampa Street, Suite 2700 Tampa, Florida 33602 (813) 229-2300
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 28, 2005
2,000,000 Shares
Common Stock
$               per share

        This is our initial public offering of shares of common stock.
      We expect the public offering price to be between $8.00 and $10.00 per share. Currently, no public market exists for the shares. We have applied to have our shares listed on the American Stock Exchange under the symbol “BUN.”
      Investing in our common stock involves risks that we describe in the “Risk Factors” section beginning on page 5 of this prospectus.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us(2)	$	$

(1)	We have also agreed to issue to the underwriters warrants to purchase 130,000 shares of our common stock at an exercise price equal to 125% of the initial public offering price.
(2)	We expect total cash expenses for this offering to be approximately $600,000. This does not include a non-accountable expense allowance equal to 3% of the gross proceeds of this offering.

     To the extent that the underwriters sell more than 2,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 300,000 shares from certain selling shareholders at the initial public offering price less the underwriting discount, solely to cover over-allotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The shares will be ready for delivery on or about                     , 2005.

GunnAllen Financial, Inc.	Wedbush Morgan Securities Inc.
The date of this prospectus is                     , 2005.

babyuniverse.com
A Universe of Baby Products at Baby Prices.

      You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

      Market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information.

      “Babyuniverse.com”® is a registered service mark of BabyUniverse, Inc. “BabyUniverse” and the BabyUniverse logo are service marks of BabyUniverse, Inc. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements, before making a decision to invest in shares of our common stock. Except as otherwise indicated, all information in this prospectus assumes (i) no exercise of the underwriter’s over-allotment option or the underwriter’s warrants and (ii) a 525:1 stock split that was effected by us on April 27, 2005 and an additional 19:18 stock split that was effected by us on July 13, 2005.
BabyUniverse, Inc.
Overview
      We are a leading online retailer of brand name baby, toddler and maternity products in the United States. We offer over 33,500 products from over 450 manufacturers in our easy-to-use shopping environment that includes baby, toddler and maternity accessories, apparel, bedding, furniture, toys and gifts. As the total online retail market continues to grow, we believe that the market for baby, toddler and maternity products sold over the Internet will also grow and that we are strategically positioned to participate in such growth. Baby products presently comprise most of our revenues. However, we intend to continue expanding our presence in the toddler and maternity markets. We have consistently increased our revenues since inception. Although we experienced operating losses following our launch of operations, we were profitable on a full year basis in 2004. We are confident that we can continue to grow our business by pursuing a balanced growth strategy that contemplates a number of well defined internal initiatives and strategic industry acquisitions.
Industry Background
      The Internet’s development into a significant global medium for communication, content and commerce has led to substantial growth in online shopping and has provided companies with new opportunities to remove intermediaries from the traditional retail supply chain. As Internet usage and online commerce grows, we believe women are becoming a more powerful online demographic. As the number of women using the Internet to conduct commerce grows, we believe that we are well positioned to be their online retailer of choice for their pregnancy and newborn needs.
      The market for baby, toddler and maternity products includes accessories, apparel, bedding, furniture, toys, gifts and food products. We believe that the domestic baby, toddler and maternity products industry is highly fragmented, both in the manufacture of associated products and the retail distribution of these products. However, the market is large and stable, and is supported by approximately four million new babies born in the United States each year.
Growth Strategy
      Our primary objective is to become the leading online retailer of baby, toddler and maternity products. We intend to achieve this objective by pursuing a balanced growth strategy that contemplates both organic and external growth initiatives. Our organic growth strategy will focus on initiatives that will build on our existing business strengths while our external growth strategy will focus on consummating strategic acquisitions of companies in our industry.

Organic Growth Strategy
      We intend to pursue various initiatives associated with our organic growth strategy that are designed to enhance our market presence, expand our customer base and provide a superior online baby, toddler and maternity shopping experience. Key elements of our organic growth strategy include the following:
      • Build the BabyUniverse brand recognition.
      • Improve our sales conversion rate.
      • Focus on the BabyUniverse customer experience to build customer loyalty.
      • Increase our in-house fulfillment of best-selling products.
      • Explore additional marketing channels.

External Growth Strategy
      While our growth has been primarily organic, we intend to pursue a growth strategy in the future that contemplates a balanced combination of organic growth and external growth characterized primarily by strategic acquisitions of companies within our highly fragmented industry. While we are not currently in discussions with any potential acquisition candidates, our preliminary analysis of the potential strategic industry acquisition landscape suggests that (1) growth capital and exit and liquidity opportunities for our targets are scarce, because large strategic acquirors are rarely attracted to developing companies of small size, a characteristic that describes much of the broader baby, toddler and maternity e-commerce industry and (2) we possess characteristics that make us an attractive acquiror, including:

•	Our sophisticated and seasoned management team and board of directors, which has significant experience working for and with companies engaged in substantial acquisition programs;
•	Our efficient business model, which is characterized by high inventory turnover and an ability to rapidly expand product offerings with relatively minimal capital expenditures;
•	Our well-defined growth strategy of expanding organically and externally; and
•	Our ability to provide an exit strategy that offers cash or publicly traded securities.
      We intend to acquire companies that have the potential for significant growth, achievable independently or as a result of cross-marketing strategies that we implement subsequent to the acquisition. We will focus on companies that exhibit historical profitability or those that can combine with us to become profitable.
The BabyUniverse Shopping Experience
      We believe our attractive, easy-to-use website offers consumers an enjoyable shopping experience as compared to traditional store-based retailers. Our efficient website design and commitment to excellent customer service enable us to deliver a superior shopping experience to consumers, the key components of which include the following:
      • Convenient shopping experience.
      • Extensive product selection and innovative merchandising.
      • Personalized gift registry.
      • Efficient browsing features.
      • Comprehensive product information.
      • Highly-rated customer service and support.
Corporate Information
      We were incorporated in Florida in 1997. Our principal executive offices are located at 5601 NW 9th Avenue, Suite 104, Ft. Lauderdale, FL 33309, and our telephone number is (954) 771-5160. In this prospectus, “BabyUniverse,” “we,” “us” and “our” refer to BabyUniverse, Inc. and its subsidiaries. The information on or that can be accessed through our website www.babyuniverse.com is not part of this prospectus.

The Offering

Common stock offered by us	2,000,000 shares

Common stock to be outstanding after this offering	5,000,258 shares

Use of Proceeds	We estimate that our net proceeds from this offering will be approximately $15.6 million, after deducting the underwriter’s discounts and commissions and other expenses of this offering, based on an assumed initial public offering price of $9.00 per share. In addition to supporting our growth through acquisitions, we intend to use these net proceeds to finance our inventory and for general corporate purposes. See “Use of Proceeds.”

American Stock Exchange Trading Symbol	“BUN”

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.
      The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of July 13, 2005, and does not include:

•	64,280 shares of common stock issuable pursuant to outstanding stock options under the BabyUniverse 2005 Stock Incentive Plan, all of which are currently exercisable at a weighted average exercise price of $0.17 per share;

•	137,221 shares of unvested restricted stock issued under the Stock Incentive Plan;

•	104,248 shares of common stock reserved for issuance pursuant to outstanding stock options granted outside of the Stock Incentive Plan, all of which are currently exercisable at a weighted average exercise price of $3.76 per share; and

•	263,955 shares of common stock available for future issuance under the Stock Incentive Plan.

Summary Consolidated Financial Data
      The following summary consolidated financial data as of and for our years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements. The following summary consolidated financial data as of and for the three months ended March 31, 2004 and 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Such unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position, results of operations and cash flows for the three-month periods ended March 31, 2004 and March 31, 2005. The following information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of future results.

	Year ended December 31,			Three months ended March 31,

	2002	2003	2004	2004	2005

				(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Gross sales	$5,334	$9,237	$14,798	$3,230	$4,784
Less — discounts and returns	(322)	(395)	(521)	(118)	(249)

Net sales	5,012	8,842	14,277	3,112	4,535
Cost of goods sold	3,637	6,405	10,591	2,240	3,487

Gross profit	1,375	2,437	3,686	872	1,048
Operating expenses	1,722	2,597	3,466	753	1,147

Operating income (loss)	(347)	(160)	220	119	(99)
Other income (expenses)	(20)	(41)	1	—	2

Net income (loss)(1)	$(367)	$(201)	$221	$119	$(97)

Net income (loss) per common share:
Basic	$(0.43)	$(0.19)	$0.10	$0.05	$(0.04)

Diluted	$(0.43)	$(0.19)	$0.07	$0.04	$(0.04)

Weighted average shares:
Basic	857,386	1,073,369	2,285,382	2,284,934	2,382,485
Diluted	1,204,806	2,960,294	2,999,173	2,960,294	3,158,365

	Year ended December 31,			March 31, 2005

	2002	2003	2004	Actual	As Adjusted(2)

				(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$97	$223	$613	$579	$16,179
Working capital	(700)	(770)	(727)	(842)	14,758
Total assets	366	409	1,373	1,373	16,973
Total shareholders’ equity (deficit)	(599)	(690)	(466)	(533)	15,067

(1)	We did not pay income taxes in 2002 or 2003 due to our net losses, or in 2004 due to the application of net loss carry forwards. As of March 31, 2005, we had $2,503,659 of net loss carry forwards, which expire in various years through 2024.

(2)	Gives effect to the net proceeds to be received by us from this offering of 2,000,000 shares at an assumed initial public offering price of $9.00 per share less underwriting discounts and estimated expenses.

RISK FACTORS
      This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively impact our business, results of operations or financial condition in the future. If any of the following risks and uncertainties develop into actual events, our business, results of operations or financial condition could be adversely affected. In those cases, the trading price of our common stock could decline and you may lose all or part of your investment.
Risks Related to Our Business
Our limited operating history makes it difficult for us to accurately forecast our revenues and appropriately plan our expenses.
      We commenced operations in 1997 and have a limited operating history. As a result, it is difficult to accurately forecast our revenue and plan our operating expenses. We base our current and future expense levels on our operating forecasts and estimates of future revenues. Revenues and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain. Some of our expenses are fixed and, as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in revenues. This inability could cause our net income in a given quarter to be lower than expected.
We have incurred significant operating losses in the past and may not be able to sustain profitability in the future.
      We experienced significant operating losses from our commencement of operations and did not become profitable on a full year basis until 2004. As a result, our business has a limited record of profitability and may not continue to be profitable or increase in profitability. If we are unable to acquire baby, toddler and maternity products at commercially reasonable prices, if revenues decline or if our expenses otherwise exceed our expectations, we may not be able to sustain or increase profitability on a quarterly or annual basis.
      As a result of our significant operating losses in prior periods, we have accrued substantial net operating loss carryforwards. If we are unsuccessful in generating sufficient net income in future periods, these assets may expire before they are utilized.
Our quarterly operating results may fluctuate and could be below expectations because we operate in the retail sales industry, which is seasonal.
      We operate in the retail sales industry, which is seasonal and dependent on general economic conditions, consumer spending and other factors. Our historical results of operations have been moderately seasonal, reflecting a general pattern of peak sales in mid-fourth quarter continuing until mid-first quarter. We believe that our limited operating history and historical growth trends may have masked the effect of typical seasonal fluctuations. We cannot assure you that our business will continue its historical growth trend, or that it will not conform to industry norms for seasonality in future periods. Companies operating in the retail sales industry typically realize a disproportionate amount of their revenues during the fourth quarter of each calendar year. If our business begins to reflect industry norms for seasonality, we may incur significant additional expenses during our fourth quarter, including higher inventory of product and additional staffing in our fulfillment and customer support operations, in anticipation of increased sales activity. Consequently, if we were to experience lower than expected revenues during any future fourth quarter, whether from a general decline in economic conditions or other factors beyond our control, it would have a disproportionately large impact on our operating results and financial condition for that year. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and fulfillment activities and may cause a shortfall in revenues as compared to expenses in a given period, which would substantially harm our financial condition and results of operations.
Purchasers of baby, toddler and maternity products may not choose to shop online, which would prevent us from increasing revenues.
      The online market for baby, toddler and maternity products is significantly less developed than the online market for books, music and other consumer products. If this market does not gain widespread acceptance, our business may suffer. Our success will depend in part on our ability to attract consumers who have historically purchased baby, toddler and maternity products through traditional retailers. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or price our products more competitively than we currently anticipate in order to attract additional online consumers to our website and convert them into purchasing customers. Specific factors that could dissuade consumers from purchasing baby, toddler and maternity products from us include:

•	concerns about buying baby, toddler and maternity products such as luxury strollers, expensive car seats and bedding for their child without a physical storefront, face-to-face interaction with sales personnel and the ability to physically handle and examine products;

•	delivery time and/or costs associated with Internet orders;

•	product offerings that do not reflect consumer tastes and preferences;

•	pricing that does not meet consumer expectations;

•	concerns about the security of online transactions and the privacy of personal information;

•	delayed shipments or shipments of incorrect or damaged products; and

•	inconvenience associated with returning or exchanging purchased items.
We intend to undertake acquisitions to expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders.
      A key component of our business strategy includes strengthening our competitive position and refining the customer experience on our website through internal development and growth. However, we intend to selectively pursue strategic acquisitions of companies in our industry. Integrating any newly acquired companies may be expensive and time-consuming. To finance any acquisition, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, and, in the case of equity financings, would result in dilution to our shareholders. Any such acquisition may involve a number of risks, including:

•	Financial risks, such as (1) potential liabilities of the acquired companies; (2) costs associated with integrating acquired operations and businesses; (3) the dilutive effect of the issuance of additional equity securities; (4) the incurrence of debt; (5) the financial impact of valuing goodwill and other intangible assets involved in any acquisitions, potential future impairment write-downs of goodwill and the amortization of other intangible assets; (6) possible adverse tax and accounting effects; and (7) overpayment for the company.

•	Operating risks, such as (1) the diversion of management’s attention to the integration of the businesses to be acquired; (2) the risk that the acquired businesses will fail to maintain the quality of services that we have historically provided; (3) the need to implement financial and other systems and add management resources; (4) the risk that key employees of the acquired businesses will leave after the acquisition; and (5) unforeseen difficulties in the acquired operations.
      We cannot assure you that we will be able to consummate any acquisitions or, if consummated, successfully integrate the operations and management of future acquisitions. If we are unable to attract and consummate acquisitions, our growth could be adversely impacted.

We may not succeed in continuing to establish the BabyUniverse brand, which would prevent us from acquiring customers and increasing our revenues.
      Since we have a limited operating history, a significant component of our business strategy is the continued establishment and promotion of the BabyUniverse brand. Due to the highly-fragmented and competitive nature of the online market for baby, toddler and maternity products, if we do not continue to establish our brand, we may fail to build the critical mass of customers required to substantially increase our revenues. Promoting and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high quality customer experience. To promote our brand, we have incurred and will continue to incur substantial expenses related to advertising and other marketing efforts. The failure of our brand promotion activities could adversely affect our ability to attract new customers and maintain customer relationships, and, as a result, substantially harm our financial condition and results of operations.
We face significant competition and may be unsuccessful in competing against current and future competitors.
      The baby, toddler and maternity products retail industry is intensely competitive, and we expect competition in the market to increase and intensify in the future. Increased competition may result in price pressure, reduced gross margins and loss of market share, any of which could substantially harm our financial condition and results of operations. Current and potential competitors include:

•	independent specialty stores;

•	retail baby, toddler and maternity products store chains;

•	other online retailers that sell baby, toddler and maternity products;

•	department stores, chain stores and mass retailers;

•	catalog and television shopping retailers;

•	discount superstores and wholesale clubs; and

•	online auction websites.
      Many of our current and potential competitors have advantages over us, including longer operating histories, greater brand recognition, existing customer and supplier relationships, and significantly greater financial, marketing and other resources. In addition, traditional store-based retailers offer consumers the ability to physically handle and examine products in a manner that is not possible over the Internet, as well as a more convenient means of returning and exchanging purchased products.
      Some of our competitors seeking to establish an online presence may be able to devote substantially more resources to website systems development and exert more leverage over the supply chain for baby, toddler and maternity products than we can. In addition, larger, more established and better capitalized entities may acquire, invest in or partner with traditional and online competitors as use of the Internet and other online services increases. Our online competitors can duplicate many of the products, services and content we offer, which could harm our financial condition and results of operations.
In order to increase revenues and to sustain or increase profitability, we must attract customers in a cost-effective manner.
      Our success depends on our ability to attract customers in a cost-effective manner. We have relationships with providers of online services, search engines, directories and other websites and e-commerce businesses to provide content, advertising banners and other links that direct customers to our website. We rely on these relationships as significant sources of traffic to our website. Our agreements with these providers generally have terms of one year or less. If we are unable to develop or maintain these relationships on acceptable terms, our ability to attract new customers would be harmed. In addition, many of the parties with which we have online-advertising arrangements could provide advertising services to other online or traditional retailers, including retailers with whom we compete. As a result, these parties may be reluctant to enter into or maintain relationships with us. Without these relationships, traffic to our website could be reduced, which would substantially harm our financial condition and results of operations.
The shopping comparison portals on which we list our products (and through which we currently generate a significant percentage of our customer orders) may alter the terms of their merchant agreements at will, exposing us to a number of risks, including higher fees and an increased challenge of gaining prominent placement of our products on these portals.
      By virtue of the listing of our products on the various shopping comparison portals through which we currently generate a significant percentage of our customer orders, we are subject to the terms and conditions of such portals’ merchant and similar agreements. These agreements differ from one shopping comparison portal to another, but, in general, they provide that the comparison shopping portals can freely alter the terms and conditions of such agreements.
      This exposes us to a number of potential risks, including the risk that any or all of these portals may:

•	implement policies that prohibit our multiple website marketing strategy;

•	given their relative bargaining power as compared to listing merchants such as us, raise the minimum fees that some of these portals impose; and

•	alter the bases for a merchant’s initial or default listing on certain of these portals, which currently are dependent on such variables as the product price points or the quality of the merchant’s customer review ratings.
      Changes in the terms and conditions of our merchant and similar agreements with the shopping comparison portals on which we list our products could change or limit our marketing strategies, which may, in turn, disadvantage us relative to our competitors, particularly those with greater financial resources, increase our operating expenses and otherwise harm our business.
Our failure to meet customer expectations with respect to price would adversely affect our financial condition and results of operations.
      Demand for our products has been highly sensitive to pricing changes. In fact, we believe that a significant percentage of our online shoppers are greatly motivated by price. While we maintain manufacturer’s suggested retail pricing for some popular products, certain of our competitors may discount products below these levels. We may, therefore, be forced to lower prices for certain products. Any such changes in our pricing strategies have had and may continue to have a significant impact on our revenues, gross margins and net income. If we fail to meet customer expectations with respect to price in any given period, our revenues may be negatively impacted and our financial condition and results of operations would suffer.
We rely exclusively on the sale of baby, toddler and maternity products for our revenues, and demand for these products could decline.
      The volume and dollar value of purchases of baby, toddler and maternity products, such as strollers, car seats and bedding, may significantly decrease during economic downturns. The success of our business depends in part on macroeconomic factors such as employment levels, salary levels, tax rates and credit availability, all of which affect consumer spending and disposable income. Any reduction in consumer spending or disposable income may affect us more significantly than companies in other industries.
      Our revenues and results of operations are, in part, dependent on the demand for strollers, car seats and bedding. Should prevailing consumer tastes for these products decline, demand for our products would decline and our business and results of operations would be substantially harmed.

Our brand and reputation and our ability to increase revenues may depend on our ability to successfully expand our product offerings.
      Our ability to significantly increase our revenues and maintain and increase our profitability may depend on our ability to successfully expand our product lines and our targeted product end user age group beyond our current offerings. Specifically, we intend to expand our product offerings in the toddler and maternity markets. If we offer a new product category that is not accepted by consumers or if we offer a series of products that are recalled for safety reasons, the BabyUniverse brand and reputation could be adversely affected, our revenues may fall short of expectations and we may incur substantial expenses that are not offset by increased revenues. Expansion of our product lines may also strain our management and operational resources.
If we decide to offer new product lines or categories, we may jeopardize our current reputation and experience a decline in our operating results.
      We currently generate substantially all of our revenue from the sale of baby products. If we decide to commence offering new product lines or categories, our internal sales and delivery processes may not prove effective with respect to such other product categories. In addition, expansion into new product lines or categories may require us to incur significant marketing expenses and capital investments, develop sourcing arrangements with new vendors and comply with additional regulatory requirements. These requirements could strain our managerial, financial and operational resources. Additional challenges that may affect our ability to expand into new product categories include our ability to:

•	attract and retain suppliers to provide the expanded line of products to our customers on terms that are acceptable to us;

•	establish or increase awareness of new brands and product categories;

•	successfully market these new product offerings to existing and new customers;

•	achieve and maintain a critical mass of customers and orders across these product categories; and

•	maintain quality control over merchandise drop shipped directly by our suppliers to our customers.
      We may not be able to successfully address any or all of these challenges. This could hamper a component of our growth strategy, damage our reputation in the eyes of our existing customers or suppliers, and cause a decline in our results of operations.
If our fulfillment operations are interrupted for any significant period of time, our reputation and brand could be damaged and our financial condition and results of operations would be substantially harmed.
      Our success depends on our ability to successfully receive and fulfill orders and to promptly and securely deliver our products to our customers. A portion of our inventory management, packaging, labeling and product return processes are performed from multiple facilities operated by other companies. Our Florida fulfillment center, and the fulfillment center of our fulfillment vendor in California, are susceptible to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, hurricanes, earthquakes and similar events. Neither we nor our fulfillment vendors currently maintain back-up power systems at our fulfillment centers. Our insurance may be insufficient to compensate us for losses that may occur in the event operations at our fulfillment center or a fulfillment center of one of our fulfillment vendors is interrupted. We may transfer our fulfillment operations to a larger fulfillment center in the future. Any interruptions in our fulfillment center operations for any significant period of time, including interruptions resulting from the transfer to a new facility, could damage our reputation and brand and substantially harm our financial condition and results of operations.

Our failure to acquire inventory at commercially reasonable prices would result in higher costs and lower gross margins and damage our competitive position.
      We purchase products for resale either directly from manufacturers, via drop ship arrangements or through our Florida distribution center, or through our California fufilment agent. If we are unable to acquire inventory at commercially reasonable prices, our costs may exceed our forecasts, our gross margins and operating results may suffer and our competitive position could be damaged. The success of our business model depends, in part, on our ability to offer prices to customers that are at or below those of traditional baby retailers. For the three months ended March 31, 2005, 22.3% of our purchases were from our California fufillment agent. We do not have supply agreements with our suppliers or such agreements are cancelable upon 30 days notice, and therefore, they can stop supplying us products at any time, for no reason and with limited or no notice. Our inability to maintain and expand these and other inventory supply relationships on commercially reasonable terms or the inability of our current and future suppliers to maintain arrangements for the supply of products sold to us on commercially reasonable terms would substantially harm our financial condition and results of operations.
If we fail to successfully expand our fulfillment capabilities, we may not be able to increase our revenues.
      We fulfill approximately 38% of our orders through our leased Florida fulfillment center. We therefore rely extensively on other companies to fulfill our orders. If we or our vendors fail to quickly and efficiently fill customer orders, our operating results may suffer. The increased demand and other considerations may require us to significantly expand our fulfillment capabilities and facilities in the future. If we or our vendors do not successfully expand our or their fulfillment capabilities to accommodate increases in demand, we may not be able to substantially increase our revenues. Our efforts at expanding our fulfillment capabilities may cause disruptions in other areas of our business which could substantially harm our business and results of operations.
We rely on our suppliers and third-party carriers as a large part of our fulfillment process, and these third parties may fail to adequately serve our customers.
      In general, we extensively rely on our suppliers and our fulfillment partners to promptly ship products to us or directly to the customers. Any failure by our suppliers to sell and ship such products to us or our customers will have an adverse effect on our ability to fulfill customer orders and harm our business and results of operations. Our suppliers, in turn, rely on third-party shippers to ship products to us or directly to the customers. We also rely on third-party shippers for product shipments to our customers. We are therefore subject to the risks, including employee strikes and inclement weather, associated with such carriers’ abilities to provide delivery services to meet our and our suppliers’ shipping needs. Our suppliers’ and third-party carriers’ failure to deliver products to us or our customers in a timely manner or to otherwise adequately serve our customers would damage our reputation and brand and substantially harm our financial condition and results of operations.
If we are unable to accurately manage our inventory, our costs of goods sold may increase more than expected and our reputation, financial condition and results of operations could suffer.
      While we have historically maintained low levels of inventory, we have recently begun to increase the levels of inventory we carry. Therefore, changes in consumer tastes for our products will subject us to increased inventory risks. The demand for specific products can change between the time we order an item and the date we receive it. Also, if we, our fulfillment partner or our drop shippers under-stock one or more of our products, we may not be able to obtain additional units in a timely manner on terms favorable to us, if at all, which would damage our reputation and substantially harm our business and results of operations. In addition, if demand for our products increases over time, we may be forced to increase inventory levels. If one or more of our products does not achieve widespread consumer acceptance, we may be required to take significant inventory markdowns, or may not be able to sell the product at all, which would substantially harm our financial condition and results of operations.

Our failure to effectively manage the growth in our operations may prevent us from successfully expanding our business.
      We have experienced, and in the future may experience, rapid growth in operations which has placed, and could continue to place, a significant strain on our operations, services, internal controls and other managerial, operational and financial resources. To effectively manage future expansion, we will need to maintain and/or expand our operational and financial systems and managerial controls and procedures, which include the following processes:

•	transaction-processing and fulfillment;

•	inventory management;

•	customer support;

•	management of multiple supplier relationships;

•	operational, financial and managerial controls;

•	reporting procedures; and

•	training, supervision, retention and management of our employees.
      If we are unable to manage future expansion, our ability to provide a high quality customer experience could be harmed, which would damage our reputation and brand and substantially harm our financial condition and results of operations.
If the single facility where substantially all of our computer and communications hardware is located fails, our ability to effectively conduct business would be harmed.
      Our ability to successfully receive and fulfill orders and to provide high quality customer service depends in part on the efficient and uninterrupted operation of our computer and communications systems. All of the computer hardware necessary to operate our website is located at a single leased facility. Our systems and operations are vulnerable to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, hurricane and similar events. We currently do not have an alternative call center. We do not presently have redundant systems in multiple locations and our business interruption insurance may be insufficient to compensate us for losses that may occur. In addition, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of critical data, the inability to accept and fulfill customer orders or the unauthorized disclosure of confidential customer data. The occurrence of any of the foregoing risks could substantially harm our financial condition and results of operations.
We rely on the services of our key personnel, any of whom would be difficult to replace.
      We rely upon the continued service and performance of key technical, fulfillment and senior management personnel. If we lose any of these personnel, our business could suffer. Our future success depends on our retention of key employees, including John C. Textor, our Chairman of the Board and Chief Executive Officer, Stuart Goffman, our President and Chief Operating Officer, and Sean Weiss, our Chief Information Officer, on whom we rely for management of our company, development of our business strategy and management of our strategic relationships. Many of our other key technical, fulfillment or senior management personnel are not bound by employment or noncompetition agreements, and, as a result, these employees could leave with little or no prior notice.
Failure to adequately protect our intellectual property could damage our reputation and brand and substantially harm our business, financial condition and results of operations.
      Our success depends to a significant extent upon the protection of our proprietary intellectual property rights. We rely on a combination of trademark, trade secrets, copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect and enforce our proprietary rights, unauthorized parties may attempt to copy aspects of our website features and functionality or to obtain and use information that we consider as proprietary, such as the technology used to operate our website, our content and our trademarks.
      We have registered “BabyUniverse.com” and the BabyUniverse.com logo as trademarks in the U.S. and Canada. We have also applied for the registration of the BabyUniverse logo in its current format in the United States and expect to continue to pursue the registration of our key service marks in relevant jurisdictions from time to time. There can be no assurance that any of these applications will be approved, that any issued registration will protect our intellectual property or that third parties will not challenge our marks. In addition, it is possible that trademark protection may not be available or may not be sought in every country in which our services are made available online.
      Our competitors have, and other competitors may, adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential infringement claims brought by owners of other registered trademarks that incorporate variations of the term BabyUniverse or our other trademarks or servicemarks. Any claims or customer confusion related to our trademarks or service marks could damage our reputation and brand and substantially harm our business, financial condition and results of operations.
      We currently hold the babyuniverse.com Internet domain name and various other related domain names. Domain names generally are regulated by Internet regulatory bodies. We have not registered any country-specific “BabyUniverse” domain names. If we lose the ability to use a domain name in a particular country, we would be forced to either incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or elect not to sell products in that country. Either result could substantially harm our business and results of operations. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the name BabyUniverse in all of the countries in which we currently or intend to conduct business.
      The domain name babyuniverse.co.nz is registered and owned by a company named Baby Universe based in New Zealand. We are not related to or affiliated with the New Zealand company. The New Zealand company sells baby products via the Internet and appears to be focused substantially on the markets of Australia and New Zealand, as it claims on its website that many of its overseas customers place orders for friends and relatives living in Australia and New Zealand. The New Zealand company also claims it can ship to and has customers located in the United States, Canada and other countries where we conduct or intend to conduct business in the future. We have advised the New Zealand website to cease and desist from shipping goods into the United States. Our inability to successfully assert the priority of our rights in the BabyUniverse name, trademark and brand in the United States or other countries could harm our business and results of operations.
      Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could substantially harm our business and results of operations. Finally, we intend to sell our products internationally, and the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.
Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and substantially harm our business and results of operations.
      Other parties may assert infringement or unfair competition claims against us. In the past, we have received notices from third parties alleging that our service marks infringe proprietary rights held by them. We may receive other similar notices from, or have lawsuits filed against us by, third parties in the future. We cannot predict whether third parties will assert claims of infringement against us, or whether any past, present or future claims will prevent us from operating our business as planned or whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel or product shipment delays. Furthermore, the outcome of a dispute may be that we would need to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all.
Increased product returns and the failure to accurately predict product returns could substantially harm our business and results of operations.
      We offer our customers an unconditional 30-day return policy that allows our customers to return most products (except special order items that are subject to a 30% restocking fee) if they are not satisfied with their purchase for any reason. Actual merchandise returns are difficult to predict and may significantly exceed our projections or our expectations. Any significant increase in merchandise returns above our allowances would substantially harm our business, financial condition and results of operations.
We may be unsuccessful in expanding our operations internationally.
      To date, we have made very limited international sales, but we anticipate expanding our international sales in the long term. Any international expansion plans we choose to undertake will require management attention and resources and may be unsuccessful. We have minimal experience in selling our products in international markets or in conforming to the local cultures, standards or policies necessary to successfully compete in those markets. We do not currently have any international fulfillment, distribution or server facilities or any website content localized for foreign markets and we cannot be certain that we will be able to establish a global presence if we choose to expand internationally. In addition, we may have to compete with retailers that have more experience with local markets. Our ability to expand internationally may also be limited by the demand for our products and the adoption of e-commerce in these markets. Different privacy, censorship and liability standards and regulations and different intellectual property laws in foreign countries may cause our financial condition and results of operations to suffer.
      Any future international operations may also fail to succeed due to other risks inherent in foreign operations, including:

•	the need to develop new supplier and shippers relationships;

•	unexpected changes in international regulatory requirements and tariffs;

•	higher costs, and longer delivery times, associated with international shipping;

•	difficulties in staffing and managing foreign operations;

•	longer payment cycles from credit card companies;

•	potential adverse tax consequences;

•	lack of infrastructure to adequately conduct e-commerce transactions or fulfillment operations;

•	the inability to use the BabyUniverse name, brand or trademark;

•	price controls or other restrictions on or fluctuations in foreign currency; and

•	difficulties in obtaining export and import licenses.
      Our failure to successfully expand our operations internationally may cause our financial condition and results of operations to suffer.

Risks Related to Our Industry
If use of the Internet, particularly with respect to online commerce, does not continue to increase as rapidly as we anticipate, our business will be harmed.
      Our future revenues and profits are substantially dependent upon the continued use of the Internet as an effective medium of business and communication by our target customers. Internet use may not continue to develop at historical rates and consumers may not continue to use the Internet and other online services as a medium for commerce. Highly publicized failures by some online retailers to meet consumer demands could result in consumer reluctance to adopt the Internet as a means for commerce, and thereby damage our reputation and brand and substantially harm our financial condition and results of operations.
      In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including:

•	the need to develop new supplier and shipper relationships;

•	actual or perceived lack of security of information or privacy protection;

•	possible disruptions, computer viruses or other damage to the Internet servers or to users’ computers; and

•	excessive governmental regulation.
      Our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services. Our business, which relies on a contextually rich website that requires the transmission of substantial data, is also significantly dependent upon the availability and adoption of broadband Internet access and other high speed Internet connectivity technologies.
Our revenues may be negatively affected if we are required to charge taxes on purchases.
      We do not collect or have imposed upon us sales or other taxes related to the products we sell, except for certain corporate level taxes and sales taxes with respect to purchases shipped to customers located in the State of Florida. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on us in the future. A successful assertion by one or more states or foreign countries that we should be collecting sales or other taxes on the sale of our products could result in substantial tax liabilities for past sales, discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers or otherwise substantially harm our financial condition and results of operations.
      Currently, decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, implementation of the restrictions imposed by these Supreme Court decisions is subject to interpretation by state and local taxing authorities. While we believe that these Supreme Court decisions currently restrict state and local taxing authorities outside the State of Florida from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, taxing authorities outside the State of Florida could disagree with our interpretation of these decisions. Moreover, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supercede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any state or local taxing jurisdiction were to disagree with our interpretation of the Supreme Court’s current position regarding state and local taxation of Internet sales, or if any of these initiatives were to address the Supreme Court’s constitutional concerns and result in a reversal of its current position, we could be required to collect sales and use taxes from purchasers located in states other than Florida. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future revenues.

Government regulation of the Internet and e-commerce is evolving and unfavorable changes could substantially restrict our ability to do business and harm our financial condition and results of operations.
      We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and e-commerce. Unfavorable resolution of these issues may substantially harm our financial condition and results of operations.
Our failure to protect confidential information of our customers and our network against security breaches could damage our reputation and brand and substantially harm our financial condition and results of operations.
      A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks, and a failure to prevent security breaches could damage our reputation and brand and substantially harm our business and results of operations. Currently, a significant number of our customers authorize us to bill their credit card accounts directly. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. Any such compromise of our security could damage our reputation and brand and expose us to a risk of loss or litigation and possible liability which would substantially harm our business and results of operations. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.
Interruptions to our systems that impair customer access to our website would damage our reputation and brand and substantially harm our financial condition and results of operations.
      The satisfactory performance, reliability and availability of our website, transaction processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers and to maintain adequate customer service levels. Any future systems interruption that results in the unavailability of our website or reduced order fulfillment performance could result in negative publicity, damage our reputation and brand and cause our business and results of operations to suffer. Although we have not experienced any material disruption in our services to date, we may be susceptible to such disruptions in the future. We may also experience temporary system interruptions for a variety of other reasons in the future, including power failures, software errors or an overwhelming number of visitors trying to reach our website during periods of strong demand or promotions. Because we are dependent in part on third parties for the implementation and maintenance of certain aspects of our systems, and because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all.
Our failure to address risks associated with credit card fraud could damage our reputation and brand and may cause our financial condition and results of operations to suffer.
      Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we face the risk of significant losses from this type of fraud as our revenues increase. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brand and substantially harm our financial condition and results of operations.

Our failure to rapidly respond to technological change could result in our services or systems becoming obsolete and substantially harm our financial condition and results of operations.
      As the Internet and online commerce industries evolve, we may be required to license emerging technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We may not be able to successfully implement new technologies or adapt our website, proprietary technologies and transaction-processing systems to customer requirements or emerging industry standards. Our failure to do so would substantially harm our financial condition and results of operations.
Risks Related to this Offering
Our stock price will fluctuate after this offering, which could result in substantial losses for investors and significant costs related to litigation.
      The market price for our common stock will vary from the initial public offering price after trading commences. This could result in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

•	quarterly and seasonal variations in operating results;

•	changes in financial estimates and ratings by securities analysts;

•	announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;

•	publicity about our company, our products and services, our competitors or e-commerce in general;

•	additions or departures of key personnel;

•	fluctuations in the costs of acquiring products;

•	any future sales of our common stock or other securities; and

•	stock market price and volume fluctuations of publicly-traded companies in general and Internet-related companies and specialty retailers in particular.
      The trading prices of Internet-related companies and e-commerce companies have been especially volatile. Investors may be unable to resell their shares of our common stock at or above the initial public offering price. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may be the target of similar litigation in the future. Securities litigation could result in significant costs and divert management’s attention and resources, which could substantially harm our financial condition and results of operations.
No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.
      Prior to this offering, there has been no public market for our common stock. We cannot be certain that an active trading market for our common stock will develop or be sustained following this offering. Further, we cannot be certain that the market price of our common stock will not decline below the initial public offering price. The initial public offering price was determined by negotiation among us and the underwriters based upon several factors and may not be indicative of future market prices for our common stock.

If securities or industry analysts do not publish research or reports about our business, our stock price and trading volume could decline.
      The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts does not initiate coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.
We will incur increased costs as a result of being a public company.
      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the American Stock Exchange. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.
      In addition, we may have to hire additional personnel to assist us in complying with these requirements. If we are unable to attract and retain such personnel, we may have difficulty satisfying the periodic reporting and disclosure obligations of public companies. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. If we fail to comply with the requirements applicable to public companies, we may incur fines or penalties, and may be subject to enforcement action by the SEC or the American Stock Exchange or delisting from the American Stock Exchange.
Our internal controls over financial reporting may not be adequate and our independent auditors may not be able to certify as to their adequacy, which could have a significant and adverse effect on our business and reputation.
      We are evaluating our internal controls over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC thereunder, which we refer to as Section 404. Section 404 requires a reporting company such as ours to, among other things, annually review and disclose its internal controls over financial reporting, and evaluate and disclose changes in its internal controls over financial reporting quarterly. We will be required to comply with Section 404 as of December 31, 2006. After the consummation of this offering, we intend to begin performing the system and process evaluation and testing required (and any necessary remediation) in an effort to comply with management certification and auditor attestation requirements of Section 404. In the course of our ongoing evaluation, we may identify areas of our internal controls requiring improvement, and plan to design enhanced processes and controls to address these and any other issues that might be identified through this review. As a result, we expect to incur additional expenses and diversion of management’s time. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and may not be able to ensure that the process is effective or that the internal controls are or will be effective in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. As a result, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control systems and the hiring of additional personnel. Any such action could adversely affect our results.

Future sales of our common stock could lower the market price of our common stock.
      After this offering, we will have 5,000,258 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option or warrants and no exercise of outstanding options. Of these shares, the shares being offered in this offering will be freely tradable under federal and state securities laws to the extent that they are not purchased by our affiliates. Each of our officers and directors and some of our existing holders of our securities have entered into the lock-up agreements described in “Underwriting.”
      Except to the extent they are subject to lock-up agreements, 2,909,100 of the shares of our common stock that are not being sold in this offering will be eligible for sale in the public market 90 days after the date of this prospectus under Rules 144, 144(k) and 701, subject in some cases to volume and other limitations. In addition, of the 168,528 shares issuable upon exercise of options to purchase our common stock outstanding as of July 13, 2005, all shares will be vested and eligible for sale upon exercise 90 days after the date of this prospectus. For a further description of the eligibility of shares for sale into the public market following this offering see “Shares Eligible for Future Sale.”
      In the future, we may also issue additional shares to our employees, directors or consultants, in connection with corporate alliances or acquisitions and in follow-on offerings to raise additional capital. As such, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales could reduce the market price of our common stock.
New shareholders will incur substantial and immediate dilution as a result of this offering.
      The initial public offering price is expected to be substantially higher than the book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur substantial and immediate dilution. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent such options are ultimately exercised, there will be further dilution to investors in this offering.
Our executive officers, directors and entities affiliated with them will own approximately 55.5% of our common stock after this offering, which may delay or prevent an acquisition of us by a third party.
      Our executive officers, directors and entities affiliated with them, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. These shareholders will, in the aggregate, beneficially own approximately 55.5% of our outstanding common stock following the completion of this offering.
Our management’s broad discretion in the use of proceeds from this offering may result in application of the net proceeds in a manner not favored by investors.
      We intend to use the net proceeds from this offering to finance our inventory, to support our growth through acquisitions and for general corporate purposes. We have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes. As a result, investors in this offering will be relying on management’s judgment with only limited information about its specific intentions regarding the use of proceeds.
Anti-takeover provisions in our organizational documents and Florida law could prevent or delay a change in control.
      Our amended and restated articles of incorporation and amended bylaws include several provisions that may discourage, delay or prevent a merger or acquisition that a shareholder may consider favorable. The existence of these provisions, together with certain provisions of Florida law, may deprive you of an opportunity to sell your shares at a premium over the prevailing market price for our common stock. The potential inability of our shareholders to obtain a control premium could adversely affect the market price for our common stock.

SPECIAL NOTE REGARDING FORWARD LOOKING-STATEMENTS
      This prospectus contains forward-looking statements that involve risks and uncertainties relating to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited, to statements concerning:

•	the anticipated benefits and risks associated with our business strategy;

•	our future operating results and the future value of our common stock;

•	the anticipated size or trends of the markets in which we compete and the anticipated competition in those markets;

•	our ability to attract customers in a cost-efficient manner;

•	our ability to attract and retain qualified management personnel;

•	potential government regulation;

•	our future capital requirements and our ability to satisfy our capital needs;

•	the anticipated use of the proceeds realized from this offering;

•	the potential for additional issuances of our securities;

•	the possibility of future acquisitions of businesses or assets; and

•	possible expansion into international markets.
      Furthermore, in some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement.
      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS
      At an assumed initial public offering price of $9.00 per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus), we will receive approximately $15.6 million from our sale of 2,000,000 shares of common stock in this offering, after deducting estimated offering expenses of approximately $600,000 and the underwriting discount and non-accountable expense allowance payable to the underwriters. If the underwriters exercise their over-allotment option, all of the proceeds therefrom will be paid to the selling shareholders and we will not receive any additional proceeds.
      The principal purposes of this offering are to create a public market for our common stock, to facilitate our future access to the public capital markets and to provide us the financial flexibility to implement our acquisition growth strategy either with the net proceeds from this offering or through the publicly traded common stock we create through this offering. We have no present agreement to make any such acquisitions. In addition to supporting our growth through acquisitions, we intend to use the net proceeds of this offering to finance our inventory and for general corporate purposes. Pending use of the net proceeds of this offering, we intend to invest the funds in cash, cash equivalents, or short-term investment grade securities.
      Management’s plans for the proceeds of this offering are subject to change due to unforeseen opportunities. We cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management team will have broad discretion in using the net proceeds of this offering.
DIVIDEND POLICY
      We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION
      The following table sets forth our capitalization and our cash and cash equivalents as of March 31, 2005 on:

•	an actual basis; and

•	an adjusted basis to give effect to the sale of 2,000,000 shares of common stock by us in this offering at an assumed initial public offering price of $9.00 per share after deducting the underwriting discount, the non-accountable expense allowance the underwriters and estimated offering expenses payable by us.

	March 31, 2005

	Actual	As adjusted

	(in thousands, except
	share data)
Cash and cash equivalents	$579	$16,179

Total long-term obligations	0	0

Shareholders’ equity
Common stock, $0.001 par value (10,000,000 shares authorized; 2,578,570 shares issued and outstanding, actual; and 4,578,570 shares issued and outstanding, as adjusted)(1)	2	5
Additional paid-in capital	1,969	17,566
Accumulated deficit	(2,504)	(2,504)

Total shareholders’ equity (deficit)	(533)	15,067

Total capitalization	$(533)	$15,067

      You should read this table in conjunction with our consolidated financial statements and the related notes as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The table does not include restricted shares or shares reserved for issuance pursuant to our outstanding stock options.

(1)	The share amounts reflect a 525:1 stock split effected by us on April 27, 2005 and an additional 19:18 stock split effected by us on July 13, 2005.

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of common stock you pay and the net tangible book value per share of our common stock as adjusted to reflect this offering. Our net tangible book value as of March 31, 2005 was $(532,526), or $(0.12) per share of common stock. We calculate net tangible book value per share by calculating the total assets less goodwill and other intangible assets less total liabilities, and dividing by the number of shares of common stock outstanding as of March 31, 2005.
      Net tangible book value dilution per share represents the difference between the amount per share paid by new investors who purchase shares in this offering and the as adjusted net tangible book value per share of common stock immediately after completion of this offering. As of March 31, 2005, after giving effect to:

•	the sale by us of 2,000,000 shares of common stock in this offering at an assumed initial public offering price of $9.00 per share; and

•	the estimated underwriting discounts and commissions and offering expenses payable by us;
our as adjusted net tangible book value would have been approximately $15.1 million, or $3.29 per share. The assumed initial public offering price of $9.00 per share exceeds $3.29 per share, which is the per share as adjusted net tangible book value of our common stock after this offering. This represents an immediate increase in net tangible book value of $3.41 per share to existing shareholders, and an immediate dilution in net tangible book value of $5.71 per share to new investors in the offering. The table below illustrates this per share dilution as of March 31, 2005:

Assumed initial public offering price per share		$9.00
Net tangible book value per share as of March 31, 2005	$(0.12)
Increase in net tangible book value per share attributable to this offering	3.41
As adjusted net tangible book value per share after this offering		3.29

Dilution in pro forma net tangible book value per share to new investors		$5.71

      The following table summarizes as of March 31, 2005, on an as adjusted basis to reflect the same adjustments described above, the number of shares of common stock purchased from us, and the total consideration paid and the average price per share paid by:

•	the existing holders of common stock; and

•	the new investors in the offering, assuming the sale of 2,000,000 shares offered hereby at an assumed initial public offering price of $9.00 per share.
      The calculations are based upon total consideration given by new and existing shareholders, before any deduction of estimated underwriting discounts and commissions and offering expenses (consideration in millions).

	Shares Purchased		Total Consideration
					Average Price
	Amount	Percent	Amount	Percent	Per Share

Existing shareholders	2,578,570	56.3%	$1,971,000	9.9%	$0.76
New investors	2,000,000	43.7	18,000,000	90.1	9.00

Total	4,578,570	100%	$19,971,000	100.0%	4.36

SELECTED CONSOLIDATED FINANCIAL DATA
      The following table shows our selected consolidated financial data as of and for the years ended December 31, 2000 through 2004. The selected consolidated financial data as of and for the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of and for the fiscal year ended December 31, 2001 are derived from our audited financial statements not included in this prospectus. The selected consolidated financial data as of and for the year ended December 31, 2000 are derived from our unaudited consolidated financial statements not included in this prospectus. The selected consolidated financial data as of and for the three months ended March 31, 2004 and 2005 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Such unaudited interim financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of our financial position, results of operations and cash flows for the three-month periods ended March 31, 2004 and 2005. The following information should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus.

						Three months ended
	Year ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(unaudited)
						(unaudited)
Consolidated Statement of Operations Data:
Gross sales	$1,076	$3,320	$5,334	$9,237	$14,798	$3,230	$4,784
Less — discounts and returns	(89)	(190)	(322)	(395)	(521)	(118)	(249)

Net sales	987	3,130	5,012	8,842	14,277	3,112	4,535
Cost of goods sold	776	2,356	3,637	6,405	10,591	2,240	3,487

Gross profit	211	774	1,375	2,437	3,686	872	1,048
Operating expenses	1,164	1,317	1,722	2,597	3,466	753	1,147

Operating income (loss)	(953)	(543)	(347)	(160)	220	119	(99)
Other income (expenses)	13	(32)	(20)	(41)	1	—	2

Net income (loss)(1)	$(940)	$(575)	$(367)	$(201)	$221	$119	$(97)

Net income (loss) per common share:
Basic	$(2.98)	$(0.70)	$(0.43)	$(0.19)	$0.10	$0.05	$(0.04)

Diluted	$(2.98)	$(0.70)	$(0.43)	$(0.19)	$0.07	$0.04	$(0.04)

Weighted average shares:
Basic	315,875	823,492	857,386	1,073,369	2,285,382	2,284,934	2,382,485
Diluted	315,875	832,650	1,204,806	2,960,294	2,999,173	2,960,294	3,158,365

						Three months ended
	December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(unaudited)
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$54	$93	$97	$223	$613	398	$579
Working capital	(87)	(400)	(700)	(770)	(727)	(681)	(842)
Total assets	295	253	366	409	1,373	629	1,373
Total shareholders’ equity (deficit)	146	(267)	(599)	(690)	(466)	(570)	(533)

(1)	We did not pay income taxes in 2002 or 2003 due to our net losses, or in 2004 due to the application of net loss carry forwards. As of March 31, 2005, we had $2,503,659 of net loss carry forwards, which expire in various years through 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion should be read in conjunction with our consolidated financial statements and related notes which appear elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”
Overview
      We are a leading online retailer of brand name baby, toddler and maternity products in the United States. We offer over 33,500 products from over 450 manufacturers in an easy-to-use online shopping environment that includes baby, toddler and maternity accessories, apparel, bedding, furniture, toys and gifts. These products are available in a variety of styles, colors and sizes which account for over 100,000 stock keeping units (“SKUs”). We currently derive most of our revenue from the sale of baby products. However, we intend to continue expanding our product offerings in the toddler and maternity markets. We also provide expert buyer’s guides and in-depth product descriptions to assist our customers with finding quality products and to help parents make informed decisions about their babies’ and toddlers’ needs and safety. Our website is also available in Spanish to accommodate the rapidly growing Spanish-speaking population in the United States. Overall, we provide a compelling combination of high quality products at competitive prices, a convenient shopping experience and excellent customer service, which allows us to build an ongoing and potentially long term relationship with our customers.
      Our business model enables us to eliminate much of the cost and risk associated with carrying a full inventory of the products we sell. We generally own and hold only a portion of the inventory needed to support our level of sales. Although we are slowly moving toward taking into inventory those items with lower risk due to higher demand and turnover, the majority of the inventory we offer is owned by our suppliers and fulfillment agent. Upon receipt of a customer order for a specific product that will be drop-shipped from a supplier, we simultaneously purchase that product from our supplier, who generally ships it directly to our customer. For example, with limited exceptions, all bedding, furniture and strollers are ordered from our suppliers after our customers place their orders. However, we take certain car seats, apparel, gifts and toys, safety products and accessories into inventory before our customers order such items. As such, we are subject to costs associated with carrying such inventory and risks of potential mark-downs. Since our inception, our business model has always been to minimize these costs and risks by maximizing the number of products we sell that are owned by others. However, as we execute our acquisition strategy, we may acquire businesses that use a different inventory model.
      We review our operations based on both our financial results and various non-financial measures. Among the key financial factors upon which management focuses in reviewing performance are growth in sales, gross margin and operating income. As an online retailer, we do not incur many of the operating costs associated with physical retail stores. However, a significant amount of our operating expenses, as a percentage of revenue, is spent on online advertising and commissions instead of maintaining inventory and sales staff. The amount of our advertising and commission spending, more than any other factor, is primarily responsible for our sales growth. Due to the importance of our advertising and commission spending on our sales growth, we continuously monitor its effectiveness. Our financial results, including our sales, gross profit and operating income can and do vary significantly from quarter to quarter as a result of a number of factors, many of which are beyond our control. These factors include, general economic conditions, the costs to acquire our inventory and fulfill orders, the mix of our product sales and our competitors’ pricing and marketing strategies. Our total cost to fulfill orders is especially sensitive to potential fuel cost increases that may result from a continuing destabilization of world energy markets.
      Among the key non-financial measures which management reviews are customer feedback, website traffic, sales conversion rates (i.e., the percentage of visitors to our website who make a purchase) and number of orders. We believe that maintaining high overall customer satisfaction and an enjoyable shopping experience are critical to our ongoing efforts to promote the BabyUniverse brand and to increase our sales and net income. We actively solicit customer feedback about our website functionality as well as the entire shopping experience through third-party business rating and price comparison websites such as Shopping.com and BizRate.com. To maintain a high level of performance by our customer care representatives, we also undertake an ongoing customer feedback process. If we are unable to meet customer expectations with respect to price or do not successfully expand our product lines or otherwise fail to maintain high overall customer satisfaction, our financial condition and results of operations would be harmed.
      The historical financial information reflected in this prospectus does not include certain expenses that we will incur once we are a public company. For example, we will incur expenses relating to compliance with the provisions of the Sarbanes-Oxley Act of 2002, the reporting requirements of the SEC and the American Stock Exchange listing requirements. In addition, our operating expenses will increase as a result of implementing our growth strategy, as we will likely improve our information systems and reporting systems and increase personnel.
      We were incorporated in Florida on October 15, 1997, as Everything But The Baby Inc. and initially operated the domain name www.everythingbutthebaby.com. In 1999, we began to market our products under the BabyUniverse brand at www.babyuniverse.com, and we changed our corporate name to Baby Universe, Inc. on November 16, 2001.
Critical Accounting Policies
      Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles of the United States (“GAAP”). The preparation of these financial statements requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. However, estimates inherently relate to matters that are uncertain at the time the estimates are made, and are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions.
      Revenue Recognition. We have adopted the SEC Staff Accounting Bulletin (SAB) No. 101 — Revenue Recognition, which defines that revenue is both earned and realizable when the following four conditions are met:

•	Pervasive evidence of an arrangement exists;

•	The selling price is fixed or determinable;

•	Delivery or performance has occurred; and

•	Collectibility is reasonably assured.
      Per SEC Staff Accounting Bulletin (SAB) No. 104, which further clarifies SAB No. 101, if merchandise is shipped to our customers F.O.B. Shipping Point, title is considered to have transferred to the customer at the time the merchandise is delivered to the carrier. Our policy is to ship F.O.B. Shipping Point from our warehouse and drop ship locations, and therefore we recognize revenue at time of shipment.
      We have also adopted EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, as our formal guidelines for the recognition of revenue in our financial statements. All sales are completed through us and liability for product purchases is assumed by us. Therefore, we recognize the gross sales price as revenue.
      Return allowances, which reduce gross sales, are estimated using historical experience. Management has determined that, based on its analysis of historical sales and returns, an allowance for product returns at this time would be immaterial and, accordingly, no such allowance has been recorded.
      The majority of our sales are processed through credit cards, and accounts receivable are composed primarily of amounts due from financial institutions related to credit card sales. We do not maintain an allowance for doubtful accounts because payment is typically received one to two business days after the sale is completed.

      Inventory. Inventory is accounted for using the first-in first-out (“FIFO”) method, and is valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each method of disposition. Based on this evaluation, we adjust the carrying amount of our inventories to the lower of cost or market value.
      There were no reserves for obsolescence at March 31, 2005, December 31, 2004 and December 31, 2003. For most of our operating history, we have relied on drop ship arrangements and fulfillment partners to ship the majority of our sales orders, which minimizes our inventory levels and associated risks. During 2004, we increased the amount of our warehouse inventory to support a higher level of in-house fulfillment. The increased inventory levels are largely comprised of products that have a proven sales track record and a low risk of near-term obsolescence. However, with the recent emergence of this trend toward greater in-house fulfillment and increased inventory levels, the risk of inventory obsolescence has increased and there may be a need to recognize a reserve for obsolescence in the future.
      Valuation of Deferred Tax Assets. We account for income taxes pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” which requires that deferred tax assets be evaluated for future realization and reduced by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our history of operating losses, expectations of future taxable income, and the carry-forward periods available to us for tax reporting purposes. Significant management judgment is required in evaluating these factors and in determining the amount of the valuation allowance to be recorded against our net deferred tax assets. For all periods presented the valuation allowance equals the total of our deferred tax assets due primarily to our history of operating losses and uncertainties related to expectations of future taxable income. The uncertainties relating to the valuation of our deferred tax assets are significant, and it is very difficult to predict when, if ever, our assessment may conclude that some or all of our deferred tax assets are realizable. In the event that actual results differ from these estimates and judgments, or we adjust these estimates in future periods, we may need to change the valuation allowance, which could materially impact our financial position and results of operations.
      Stock-based Compensation. In December 2004, the Financial Accounting Standards Board (“FASB”) determined that the effective date for adoption of SFAS No. 123R, Share-Based Payment, would be the first interim or annual period after June 15, 2005. In April 2005, the Securities and Exchange Commission changed the effective date to the first fiscal year beginning after June 15, 2005. SFAS No. 123R is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123 defines the fair value method of accounting for issuance of stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS No. 123, companies had been encouraged, but were not required to adopt the fair value method of accounting for employee stock based transactions. Companies were also permitted to continue to account for such transactions under Accounting Principles Board Opinion (APB) No. 25, but were required to disclose in a note to the financial statements the pro forma effect as if the company had applied SFAS No. 123. We have applied APB Opinion No. 25 and related interpretations in accounting for stock-based transactions with employees and have complied with the disclosure requirements of SFAS No. 123 and No. 148. The adoption of SFAS No. 123R and the corresponding recognition of compensation expense are expected to have a material impact on our financial statements, however, the specific impact is not presently known, nor estimable. When the specific impact of SFAS No. 123R is determined, we may consider implementing modifications to our long-term compensation plans, including adopting alternative compensation arrangements. See “ — Effect of Recent Accounting Pronouncements” for a further discussion of SFAS No. 123R.
      The aggregate intrinsic value of our outstanding stock options as of March 31, 2005, all of which are now fully vested (based on an assumed initial public offering price of $9.00 per share), was $4,749,147 ($8.05 per share). No options have been granted since March 31, 2005.

Results of Operations
      The following table presents our historical operating results for the periods indicated as a percentage of net sales:

				Three months ended
	Year ended December 31,			March 31,

	2002	2003	2004	2004	2005

Gross sales	106.4%	104.5%	103.6%	103.8%	105.5%
Less — discounts and returns	(6.4)	(4.5)	(3.6)	(3.8)	(5.5)

Net sales	100.0	100.0	100.0	100.0	100.0
Cost of goods sold	72.6	72.4	74.2	72.0	76.9

Gross profit	27.4	27.6	25.8	28.0	23.1
Operating expenses	34.4	29.4	24.3	24.2	25.3

Operating income (loss)	(7.0)	(1.8)	1.5	3.8	(2.2)
Other income (expenses)	(0.3)	(0.5)	—	—	0.1

Net income (loss)	(7.3)%	(2.3)%	1.5%	3.8%	(2.1)%

      The following describes certain line items set forth in our consolidated statement of operations:
      Gross sales. Substantially all of our gross sales relate to baby, toddler and maternity products sold through our website, www.babyuniverse.com. The increase in gross sales from period to period is primarily attributable to the level of our advertising and commission spending and, to a lesser extent, to factors such as changes in our sales conversion rates and expanded product offerings. Our sales increases are a reflection primarily of increases in the volume of products shipped, rather than price increases or the introduction of new products. Shipping charges billed to customers are also included in gross sales.
      Discounts and returns. Those products that are returned from customers are charged to discounts & returns, which is subtracted from gross sales to arrive at net sales.
      Gross profit. Our gross profit consists of gross sales less discounts, returns and cost of goods sold. Our cost of goods sold consists of the cost of products sold to customers, inbound and outbount shipping costs and insurance on shipments. Our gross margin consists of gross profit divided by net sales.
      Operating expenses. Our operating expenses consist primarily of advertising, payroll and related benefit costs for our employees, commissions on our affiliate program and credit card fees.
      Other income (expenses). Other income (expenses) generally includes interest income and interest expense, as well as the write-off of investments in subsidiaries.

Comparison of Three Months ended March 31, 2005 to Three Months ended March 31, 2004
      Gross sales. Gross sales increased 48.1% to $4.8 million for the three months ended March 31, 2005 from $3.2 million for the three months ended March 31, 2004. The increase in gross sales was due primarily to a 66% increase in advertising expenses to promote the BabyUniverse brand. This increase in gross sales was also attributable, to a lesser extent, to an increase in our sales conversion rate resulting from improvements in our website functionality, expanded product offerings allowing customers greater selection and free shipping promotions. We believe that one of the key drivers of the growth of our sales is the transition of purchases made by women through traditional outlets to purchases made over the Internet. This trend has been reported by market research firms including eMarketer, Inc. and Forrester Research.
      Discounts and returns. Discounts and returns increased to $248,746, or 5.5% of net sales, in the three months ended March 31, 2005 from $118,022, or 3.8% of net sales, in the three months ended March 31, 2004. The increase was due primarily to increased redemption of promotional discounts.

      Gross profit. Gross profit increased 20.2% to $1.0 million for the three months ended March 31, 2005 from $872,022 for the three months ended March 31, 2004. The increase in gross profit resulted from higher sales volumes. Gross margin was negatively impacted during the three months ended March 31, 2005 by discount programs designed to build brand awareness and repeat business from customers obtained through our affiliate program. Gross margin was also negatively affected during the three months ended March 31, 2005 by an increase in our shipping costs, including fuel surcharges. As a result of these factors, gross margin declined to 23.1% for the three months ended March 31, 2005 compared to 28.0% for the three months ended March 31, 2004.
      Operating expenses. Operating expenses increased 52.3% to $1.1 million for the three months ended March 31, 2005 from $752,675 for the three months ended March 31, 2004. The increase in operating expenses for the three months ended March 31, 2005 was due primarily to increased advertising costs of approximately $221,570, or 65.6%, which were incurred in an effort to continue to build awareness of the BabyUniverse brand and drive net sales growth in a competitive environment. The increase in operating expenses was also due to an increase in payroll and payroll-related expenses of $73,187, or 47.4%, resulting from the addition of new employees, an increase in credit card processing fees of $40,041, or 49.7%, resulting from higher sales volumes and an increase in commissions of $12,732, or 12.6%, due to increased sales volume generated by our web-marketing affiliates. Additionally, on May 1, 2004, we relocated our offices/warehouse to a larger facility to accommodate our growth. As a result, rent related expenses increased $18,230 in the three months ended March 31, 2005 to $26,528.
      As a percentage of net sales, operating expenses were 25.3% and 24.2% for the three months ended March 31, 2005 and 2004, respectively. The increase in operating expenses as a percent of net sales for the three months ended March 31, 2005 resulted primarily from expansion of our advertising efforts to drive brand awareness and sales increases and expansion of our fulfillment facilities.
      Income taxes. We had net operating loss carry forwards of $2.4 million at December 31, 2004, which were partially utilized to offset taxable income for the first three months of 2005. Our net operating loss carry forwards at March 31, 2005, were $2.5 million, which will expire in various years through 2024. At March 31, 2005, we recorded a valuation allowance which fully offset the deferred tax benefit of the net operating loss carry forwards.
      Net income (loss). Net loss for the three months ended March 31, 2005 was $(97,121), or (2.1)% of net sales, compared to net income of $119,350, or 3.8% of net sales for the three months ended March 31, 2004.

Comparison of Year ended December 31, 2004 to Year ended December 31, 2003
      Gross sales. Gross sales increased 60.2% to $14.8 million in 2004 from $9.2 million in 2003. The increase in gross sales was due primarily to several factors: a 74% increase in commission expense related to our web-marketing affiliate program, increased web traffic resulting from higher levels of advertising to promote the BabyUniverse brand, an increase in our sales conversion rate resulting from improvements in our website design, and, to a lesser extent, expanded product offerings allowing customers greater selection. We believe that one of the key drivers of the growth of our net sales is the transition of purchases made by women through traditional outlets to purchases made over the Internet. This trend has been reported by market research firms including eMarketer, Inc. and Forrester Research.
      Discounts and returns. Discount and returns decreased to $521,028, or 3.6% of net sales, in 2004 from $395,701, or 4.5% of net sales, in 2003. The decrease was due primarily to improved descriptions of products on our website, more accurate and timely shipments to customers, and more proactive customer service.
      Gross profit. Gross profit increased 51.3% to $3.7 million in 2004 from $2.4 million in 2003. The increase in gross profit resulted from higher sales volumes. Gross margin was 25.8% and 27.6% in 2004 and 2003, respectively. The decrease in gross margin resulted primarily from the increased sales of products that qualified for free ground shipping promotions and competitive retail price reductions. For example, we periodically promote limited-time offers for free ground shipping for customers buying selected brands and products. These promotions have the effect of decreasing our gross margin due to higher shipping costs; however, the profit contribution resulting from higher net sales is more than sufficient to offset the increased shipping costs, and results in greater increases in gross profit.
      Operating expenses. Operating expenses increased 33.5% to $3.5 million in 2004 from $2.6 million in 2003. The increase in operating expenses in 2004 was due primarily to an increase in payroll and payroll-related expenses of approximately $133,000, or 21.7%, resulting from the addition of new employees, an increase in advertising costs of approximately $248,000, or 19.4%, to promote the BabyUniverse brand, an increase in credit card processing fees of approximately $153,000, or 68.9% due to higher sales volumes and an increase in commissions of approximately $170,000, or 73.9%, due to increased sales volume generated by our web-marketing affiliates. Additionally, on May 1, 2004, we relocated our offices/warehouse to a larger facility to accommodate our growth. As a result, rent related expenses increased $58,339 in 2004 to approximately $86,000.
      As a percentage of net sales, operating expenses were 24.3% and 29.4% in 2004 and 2003, respectively. The decrease in operating expenses as a percent of net sales in 2004 resulted primarily from our ability to leverage our fixed cost base and improve our advertising efficiency. We expect operating expenses to increase in absolute dollars in future periods as a result of expansion of our advertising efforts to drive increases in net sales, expansion or relocation of our fulfillment facilities, increases in credit card processing fees and other variable expenses, increases in administrative costs, including salaries for senior management additions, and expenses related to our future reporting and disclosure obligations as a public company.
      Other income (expenses). In 2003, we recognized a loss of $22,028 on our investment in a subsidiary that ceased operations.
      Income taxes. We had net operating loss carry forwards of $2,627,597 at December 31, 2003, which were partially utilized to offset taxable income for 2004. Our net operating loss carry forwards at December 31, 2004, were $2,406,538, which will expire in various years through 2024. At December 31, 2004, we recorded a valuation allowance which fully offset the deferred tax benefit of the net operating loss carry forwards.
      Net income (loss). Net income for 2004 was $221,061, or 1.5% of net sales, an improvement from a net loss of $(200,796) in 2003.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002
      Gross sales. Gross sales increased 73.2% to $9.2 million in 2003 from $5.3 million in 2002. The increase in gross sales was due primarily to a 102.8% increase in advertising expenses intended to build brand awareness and drive increased web traffic to our site, an increase in our sales conversion rate, and expanded product offerings. We believe that one of the key drivers of the growth of our net sales is that women have been transitioning more and more of their purchases to the Internet. This trend has been reported on by market research firms eMarketer, Inc. and Forrester Research.
      Discounts and returns. Discounts and returns increased to $395,701, or 4.5% of net sales, in 2003 from $321,895, or 6.4% of net sales, in 2002. The increase in discounts and returns was due primarily to higher sales volume. The reduction in discounts and returns, as a percentage of net sales, was due primarily to improved descriptions of products on our website, more accurate and timely shipments to customers, and more proactive customer service.
      Gross profit. Gross profit increased 77.2% to $2.4 million in 2003 from $1.4 million in 2002. The increase in gross profit in 2003 primarily resulted from increases in sales volume and our higher gross margin. Gross margin was 27.6% and 27.4% in 2003 and 2002, respectively. The increase in gross margin resulted primarily from our sale of a favorable mix of higher margin products.
      Operating expenses. Operating expenses increased 50.8% to $2.6 million in 2003 from $1.7 million in 2002. The increase in operating expenses in 2003 was due primarily to an increase in advertising costs of $648,267, or 102.8%, an increase in credit card processing fees of $86,916, or 64.6%, due to higher sales volumes and an increase in affiliates’ commissions of $44,969, or 24.2%, due to increased sales volume generated by affiliates.
      As a percentage of net sales, these expenses were 29.4% and 34.4% in 2003 and 2002, respectively. The decrease in operating expenses as a percent of net sales in 2003 resulted primarily from our ability to leverage our fixed cost base.
      Other income (expenses). During 2003 and 2002, we recognized losses of $22,028 and $17,194, respectively, on our investments in subsidiaries that ceased operations.
      Income taxes. Income tax expense was not recognized in 2003 or 2002, since we incurred net operating losses in both years.
      Net income (loss). Net loss for 2003 was $(200,796), an improvement from a net loss of $(366,652) in 2002.
Quarterly Operations Data
      The following table sets forth quarterly consolidated statements of operations data for the eight quarters ended March 31, 2005, including amounts expressed as a percentage of net revenues. This quarterly information is unaudited, but has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of our management, reflects all adjustments necessary for a fair representation of the information for the periods presented. This quarterly statement of operations data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended

	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,
	2003	2003	2003	2004	2004	2004	2004	2005

Gross sales	$2,269.3	$2,160.0	$2,564.1	$3,230.3	$2,875.5	$3,976.7	$4,716.6	$4,784.3
Less — discounts and returns	(127.9)	(83.2)	(55.9)	(118.0)	(107.7)	(111.8)	(183.5)	(248.7)

Net sales	2,141.4	2,076.8	2,508.2	3,112.3	2,767.8	3,864.9	4,533.1	4,535.6
Costs of goods sold	1,453.5	1,551.7	1,918.1	2,240.2	2,109.1	2,927.9	3,313.1	3,487.5

Gross profit	687.9	525.1	590.1	872.1	658.7	937.0	1,220.0	1,048.1
Operating expenses	618.4	666.7	703.7	752.7	731.1	892.1	1,092.0	1,146.6

Operating income (loss)	69.5	(141.6)	(113.6)	119.4	(72.4)	44.9	128.0	(98.5)
Other income (expenses)	(4.2)	(4.4)	(16.8)	0.0	0.0	0.2	1.0	1.4

Net income (loss)	$65.3	$(146.0)	$(130.4)	$119.4	$(72.4)	$45.1	$129.0	$(97.1)

Basic earnings per share	$0.06	$(0.14)	$(0.12)	$0.05	$(0.03)	$0.02	$0.06	$0.04
Diluted earnings per share	$0.02	$(0.14)	$(0.12)	$0.04	$(0.03)	$0.02	$0.04	$0.04
      Historically, net sales have been moderately seasonal, reflecting a general pattern of peak sales in mid-fourth quarter continuing into the following mid-first quarter. We believe that our limited operating history and historical growth trends may have masked the effect of seasonal fluctuations typical in the retail sales industry. We cannot be certain that our business will continue its historical growth trend or whether it will conform to industry norms for seasonality in future periods.
      The increases in our net sales for the eight quarters ended March 31, 2005 are attributable primarily to our increased sales conversion rate, increased traffic to our website and expansion of our product offerings. Our operating expenses are not materially seasonal and the increases in operating expenses are properly attributable to our overall growth.
Effect of Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (“FASB”) determined that the effective date for adoption of SFAS No. 123R, Share-Based Payment would be the first interim or annual period after June 15, 2005. In April 2005, the Securities and Exchange Commission changed the effective date to the first fiscal year beginning after June 15, 2005. SFAS No. 123R is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires us to measure compensation cost for all outstanding unvested share-based awards at fair value beginning on July 1, 2005. SFAS No. 123 defines the fair value method of accounting for issuance of stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS No. 123, companies had been encouraged, but were not required to adopt the fair value method of accounting for employee stock based transactions. Companies were also permitted to continue to account for such transactions under Accounting Principles Board Opinion (APB) No. 25, but were required to disclose in a note to the financial statements the pro forma effect as if the Company had applied SFAS No. 123. We apply APB Opinion No. 25 and related interpretations in accounting for stock-based transactions with employees and comply with the disclosure requirements of SFAS No. 123 and No. 148.
      We will begin accounting for share based payments in accordance with SFAS No. 123R effective with the beginning of our 2006 calendar year. As of the required effective date, all public entities and those nonpublic entities that used the fair-value-based method for either recognition or disclosure under Statement 123 will apply this Statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123. Nonpublic entities that used the minimum value method in Statement 123 for either recognition or pro forma disclosures are required to apply the prospective transition method as of the required effective date. The adoption of SFAS No. 123R and the corresponding recognition of compensation cost is expected to have a material impact on our financial statements; however, the specific impact is not presently known, nor estimable. When the specific impact of SFAS No. 123R is determined, we may consider implementing modifications to our long-term compensation plans, including adopting alternative compensation arrangements. We are not presently aware of any other significant issues that might result from adoption of the standard.
Liquidity and Capital Resources
      Sources of funds. Since inception, we have funded our operations through the sale of equity securities and convertible indebtedness, accounts payable and cash generated from operations. The significant components of our working capital are inventory and liquid assets such as cash, reduced by accounts payable and accrued expenses. Our business model contains beneficial working capital characteristics. While we collect cash from sales to customers within several business days of the related sale, we typically have extended payment terms with our suppliers.
      Liquidity. As of March 31, 2005 we had working capital of ($842,201), including cash and cash equivalents of $579,124, offset by accounts payable of $1.3 million. As of December 31, 2004, we had working capital of ($726,995), including cash and cash equivalents of $613,235, offset by accounts payable of $1.4 million. As of December 31, 2003, we had working capital of ($770,220), including cash and cash equivalents of $222,966, offset by accounts payable of $760,596. As of March 31, 2005, we had no long-term debt.
      Uses of funds. Net cash provided by (used in) operating activities was ($74,682), $137,967, $598,512 and ($2,151) in the years ended 2002, 2003, and 2004 and for the three months ended March 31, 2005, respectively. The increase in cash provided by operating activities in 2004 as compared to 2003 was primarily due to an increase in net income and an increase in accounts payable, which was partially offset by an increase in inventory balances and prepaid expenses. The increase in cash provided by operating activities in each year since 2002 was also due to the beneficial working capital characteristics of our business model, which are especially evident during periods of rapid business expansion. Since we are able to turn our inventory quickly, we experience a negative operating cycle that is a source of cash flow. The operating cycle is defined as the number of days of sales in inventory plus the number of days of sales in accounts receivable minus accounts payable days. Accounts payable days are calculated as the quotient of accounts payable to cost of sales, multiplied by the number of days in the period. Since we generally receive payment from our customers before our payments to suppliers come due, our resulting working capital is also negative (current liabilities exceed current assets, especially if cash balances are excluded from working capital) and serves as a source of funds.
      Net cash provided by operating activities was also used to increase inventory in 2004 by $257,281. This resulted from our decision to increase the percentage of sales shipped from our own warehouse and to reduce the corresponding percentage of sales shipped by drop shippers and our fulfillment partners.
      Net cash used in investing activities was $20,925, $11,938, $210,403 and $62,892 in the years ended 2002, 2003 and 2004 and for the three months ended March 31, 2005, respectively, and was primarily related to capital expenditures for our technology system infrastructure, including software.
      Net cash provided by financing activities was $100,000, $0, $2,160 and $30,932 in the years ended 2002, 2003 and 2004, and for the three months ended March 31, 2005, respectively.
      While we anticipate that our cash flows from operations will be sufficient to fund our operational requirements, future capital and operating requirements may change and will depend on many factors, including the level of our net revenues, the expansion of our advertising and marketing activities, the cost of our fulfillment operations or of expanding our fulfillment operations, potential acquisitions of businesses in our industry and the cost of additional upgrades to our information systems. We could be required, or could elect, to seek additional funding through a public or private equity or debt financing in the future, and this financing may not be available on terms acceptable to us, or at all.
      As of March 31, 2005, we had no material commitments for capital expenditures.
Contractual Obligations
      The following table summarizes our contractual obligations as of December 31, 2004 and the expected effect on liquidity and cash flows:
Payments due by Period

			2006	2009
			through	through
	Total	2005	2008	2010	After 2010

Operating Leases	$441,395	$123,870	$317,525	—	—
Off-Balance Sheet Arrangements
      We do not have or engage in any off-balance sheet arrangements.
Impact of Inflation
      The effect of inflation and changing prices on our operations was not significant during the periods presented.
Quantitative and Qualitative Disclosures of Market Risk
      The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. Our present cash balance is held in money market accounts. In the future, we intend to invest in cash equivalents and investment grade securities.

Outstanding Stock Options
      As of March 31, 2005, we had outstanding options, all of which are now fully vested, to purchase 590,216 shares of common stock, at a weighted average exercise price of $0.95. 381,720 of these options were granted prior to December 28, 2002, at a weighted average exercise price of $0.10 per share, and 208,496 were granted between October 1, 2004 and January 18, 2005, at a weighted average exercise price of $2.52 per share. No options have been granted since January 18, 2005. The exercise prices of the outstanding options were based on values equal to or greater than the fair market value of our shares on the dates of grant. The fair market values were originally estimated by our board of directors with input from management. We did not obtain contemporaneous appraisals or valuations, due to limited resources.
      Determining the fair value of our stock requires making complex and subjective judgments. We used two separate valuation approaches for our valuations. These approaches were the Comparable Company Analysis (or Market Multiple) Approach and the Discounted Cash Flow Approach. Under the Market Multiple Approach, we utilized external market pricing evidence for companies involved in lines of business similar to us. Pricing multiples were calculated using publicly available information. We selected multiples based on a risk assessment of BabyUniverse relative to companies deemed comparable to us. Under the Discounted Cash Flow Approach, we utilized our projected financial statements and estimates of working capital to estimate free cash flows. The free cash flows were discounted at a rate that reflected the uncertainty associated with achievement of such cash flows. A value was calculated assuming a future sale of BabyUniverse and this amount was discounted to the present at the same risk-adjusted rate utilized for the cash flows.
      On October 1, 2004, we granted options to purchase 156,372 shares of common stock at an exercise price of $1.27 per share. We based the fair market valuation at that time on the Market Multiple and Discounted Cash Flow Approaches, coupled with the fact that we had not yet become profitable on a full year basis. While we believed that our business plan for organic growth was sound, we recognized that our opportunities to generate liquidity were relatively scarce and we had not yet been successful in attracting a credible investment bank in the pursuit of strategic alternatives. Our valuation was later confirmed by an independent appraisal that was obtained retrospectively in the second quarter of 2005.
      On January 18, 2005, we granted additional options to purchase 52,124 shares of common stock at an exercise price of $6.25 per share. The $6.25 exercise price, which represented a significant increase from the October 1, 2004 fair market valuation, was based on the Market Multiple and Discounted Cash Flow Approaches, coupled with several significant developments. First, we had become profitable on a full-year basis for the first time in 2004. Second, we had adopted an expanded business plan, which would use strategic acquisitions to complement our organic growth initiatives. Third, our board of directors and management team had been expanded and strengthened to include a diverse group of business leaders who had significant experience in the financial, technology and retail sectors, with a particular emphasis on working for and with companies engaged in substantial acquisitions program. These developments resulted in an increased interest from investment banks seeking to represent us in pursuing strategic alternatives and caused us to significantly adjust the fair market valuation of our company. Management chose not to seek an independent appraisal at this time, due to the referenced significant factors and preliminary discussions with investment banks regarding the value of our company.
      Our continuing discussions with investment banks resulted in the retention of GunnAllen Financial, Inc. and Wedbush Morgan Securities Inc. to assist us in our initial public offering process. A series of valuation discussions with our underwriters has resulted in an initial public offering price range of $8.00 to $10.00 per share.

BUSINESS
Overview
      We are a leading online retailer of brand name baby, toddler and maternity products in the United States. We offer over 33,500 products from over 450 manufacturers in an easy-to-use online shopping environment that includes baby, toddler and maternity accessories, apparel, bedding, furniture, toys and gifts. These products are available in a variety of styles, colors and sizes which account for over 100,000 stock keeping units (“SKUs”). We also provide expert buyer’s guides and in-depth product descriptions to assist our customers with finding quality products and to help parents make informed decisions about their babies’ and toddlers’ needs and safety. Our website is also available in Spanish to accommodate the rapidly growing Spanish-speaking population in the United States. Overall, we provide a compelling combination of high quality products at competitive prices, a convenient shopping experience and excellent customer service that allows us to build an ongoing and potentially long-term relationship with our customers.
      According to the United States Department of Commerce, the total online market for consumer products grew at a compound annual growth rate of 25.4% from $28.0 billion in 2000 to $69.2 billion in 2004. During this time period, the percentage of retail sales occurring online in the United States compared to total retail sales in the United States has increased from 0.9% in 2000 to 1.9% in 2004. eMarketer, Inc., a leading aggregator of online research reports, predicts that online retail sales will rise to $121 billion by 2007, or 2.9% of total retail sales. In addition, independent reports, including a May 2005 study by Forrester Research and a May 2005 report by e-Marketer, have indicated that women are becoming a more powerful driver of this growth in online purchasing activity. As the total online retail market continues to grow, we believe that the market for baby, toddler and maternity products sold over the Internet will also grow and that we are strategically positioned to participate substantially in such growth. Although we currently derive most of our revenues from the baby market, we plan to continue expanding our presence in the markets for toddler and maternity products and exploring opportunities to expand into the young child market.
      We believe that we are one of the largest online retailers of baby, toddler and maternity products in terms of product offerings and revenues. As an industry leader, we have grown our business internally since inception by increasing our presence in what we have identified to be the largest and most efficient Internet portals, resulting in substantially increased traffic to our website. We have also increased our sales conversion rate by broadening our product offerings and by actively managing the placement of the best-selling products on our website. As a result, our sales have increased substantially year over year since our inception. For the years ended December 31, 2002, 2003 and 2004, we reported gross sales of $5.3 million, $9.2 million and $14.8 million, respectively, representing a compound annual growth rate of approximately 67%.
      Our intention is to pursue a balanced growth strategy that contemplates a combination of internal and external initiatives. With respect to our internal or “organic” growth strategy, we are committed to continuing to build our brand recognition, focusing on the quality of the customer’s online shopping experience and expanding our product offerings while enhancing our overall economic and operating efficiencies. We also intend to evaluate marketing opportunities in the U.S. Hispanic and Latin American markets as well as explore additional marketing channels for our products. In addition to pursuing our organic growth initiatives, we intend to actively pursue an external growth strategy that contemplates our company consummating the strategic acquisition of companies in our industry. The market for online retailers offering baby, toddler and maternity related products is highly fragmented with a significant number of small competitors representing a significant percentage of total segment sales. We believe that our seasoned senior management team and our scalable business architecture make us well-suited to acquire both large and small industry competitors. As part of our acquisition strategy, we intend to preserve the goodwill and marketing relationships of acquired companies as necessary to maintain and grow market share.

Industry Background

The Internet and Online Commerce
      The Internet’s development into a significant global medium for communication, content and commerce has led to substantial growth in online shopping and has provided companies with new opportunities to remove intermediaries from the traditional retail supply chain. According to the United States Department of Commerce, U.S. online retail sales in 2004 were $69.2 billion, an increase of 23.5% from 2003. By comparison, total retail sales increased 7.8% in 2004. Online retail has been steadily increasing its share of the total retail market for each of the past several years, representing 0.9% of total retail sales in 2000 and 1.9% in 2004. This growth is partly a result of the increased awareness of the price advantage, convenience, selection and product information available through online shopping, continued improvement in network infrastructure and payment security, and growing access to high speed Internet connections that make online shopping increasingly efficient and attractive to consumers.
      The Internet provides a number of distinct advantages to online retailers, including the lower cost of managing and maintaining a website as opposed to physical storefronts, the ability to efficiently reach and serve a large and geographically dispersed group of customers from a central location, and the potential for personalized low-cost customer interaction. Online retailers can quickly react to changing consumer tastes and preferences by efficiently adjusting their featured selections, editorial content, shopping interfaces, pricing and visual presentations. In addition, online retailers generally do not incur the significant printing and mailing costs of catalog marketing and can more easily compile demographic and behavioral data about their customers that increase opportunities for direct marketing and personalized services. Notwithstanding these advantages, online retailers must efficiently attract customers to their website and adequately address customer concerns about the security of online transactions, the privacy of personal information, delivery time associated with Internet orders, shipping charges, delayed shipments or shipments of incorrect or damaged products and the inconvenience associated with returning or exchanging purchased items.

Women and the Internet
      As Internet usage and online commerce grows, we believe women are becoming a more powerful online demographic. According to eMarketer, women accounted for approximately 52% of all Internet users in 2004, a significant increase from approximately 35% in 1997. We believe that this trend is favorable to our overall business, as traditionally, women have made the majority of household purchases, including baby, toddler, and maternity products.
      As women continue to adopt the Internet, they will also influence online shopping trends. A February 2004 article in The Wall Street Journal indicated that in the fourth quarter of 2003, women made 62% of online purchases, an increase from 52% in the fourth quarter the year before. A recent study commissioned by Yahoo! and Starcom MediaVest Group further found that 58% of women cite the ability to shop 24 hours a day as the most compelling reason to purchase online. As the number of women using the Internet to conduct commerce grows, we believe that we are well positioned to be their online retailer of choice for their pregnancy and newborn needs.

Baby, Toddler and Maternity Products Industry
      The market for baby, toddler and maternity products includes accessories, apparel, bedding, furniture, toys, gifts and food products. We believe that the domestic baby, toddler and maternity products industry is highly fragmented, both in the manufacture of associated products and the retail distribution of these products. However, the market is large and stable, and is supported by approximately four million new babies born each year.
      There are over 800 specialty stores selling baby products in the U.S. that typically carry a limited selection of products in a relatively small selling space. These retailers must make significant investments in inventory, real estate and personnel for each retail location. In addition, it is difficult to train and maintain a knowledgeable, low-cost sales department and scale it to multiple locations. This capital and real estate intensive business model, among other things, limits the amount of inventory that can be economically carried in any specific location. These specialty retailers have recently come under intense competitive pressure from online retailers and larger chain stores that can carry a broad selection of baby, toddler and maternity products.
Growth Strategy
      Our primary objective is to become the leading online retailer of baby, toddler and maternity products. We intend to achieve this objective by pursuing a balanced growth strategy that contemplates both organic and external growth initiatives. Our organic growth strategy will focus on initiatives that will build on our existing business strengths while our external growth strategy will focus on consummating strategic acquisitions of companies in our industry.

Organic Growth Strategy
      We intend to pursue various initiatives associated with our organic growth strategy that are designed to enhance our market presence, expand our customer base and provide a superior online baby, toddler and maternity shopping experience. Key elements of our organic growth strategy include the following:
      Build the BabyUniverse Brand Recognition. We will continue to build the BabyUniverse brand primarily through online marketing and advertising. These efforts currently consist largely of the purchase of keywords from large search providers, such as Google and MSN, which result in advertisements for our website being displayed next to search results. We will also continue taking steps to have our website appear as one of the first several websites listed in search engine search results. In addition, we intend to sponsor shopping-related areas at websites such as MSN or AOL. Most of our advertising expenditures are on a ‘pay for click’ basis, and smaller portions are based on negotiated rates or percentages of sales. We have established and are continuing to develop a brand based on trust, guidance and value, and we believe our customers view BabyUniverse as a trusted authority on baby, toddler and maternity products. Our goal is for consumers to seek the BabyUniverse brand and consistently revisit our website whenever they purchase baby, toddler and maternity products.
      Improve Our Sales Conversion Rate. As we have hundreds of thousands of visitors to our website each month, small changes in the conversion rate, or the percentage of visitors to our website who make a purchase, can have a significant impact on sales. In many of our marketing programs, we incur expenses based on the number of people that click on advertisements that link them to our website. When customers click on these advertisements and do not consummate a purchase, we incur expense but do not generate immediate sales. We believe that we can improve our sales conversion rate by offering a wider range of products and by actively managing the placement of our best-selling products on our website. We also believe that by offering a wider range of products we decrease the likelihood that customers will leave our website to continue their shopping elsewhere. In 2004, we added over 25,000 new SKUs to our website, bringing our total offerings of SKUs to over 100,000.
      Focus on the BabyUniverse Customer Experience to Build Customer Loyalty. We continue to refine the customer service we provide in every step of the purchase process, from our website to our customer support and fulfillment operations. The BabyUniverse customer experience is designed to empower our customers with knowledge and confidence as they evaluate, select and purchase baby, toddler and maternity products. We intend to continue to allocate significant resources to the development and expansion of our customer service function. These efforts are focused on promoting customer loyalty and building repeat purchase relationships with our customers.
      Increase Our In-House Fulfillment of Best-Selling Products. As we attempt to increase our sales, we will subsequently attempt to reduce our costs associated with fulfillment, shipping and general and administrative activities. We generally incur lower overall costs on those products we process through our warehouse, as our in-house distribution costs are lower than markups imposed by our distribution partners or drop shippers. We believe that our just-in-time distribution system will allow us to increase our product volume without large commensurate increases in associated expense or capital investment. As we identify our best-selling products, which represent low inventory capital risk, we selectively make bulk inventory acquisitions to take advantage of these in-house efficiencies. We believe that expanding our in-house distribution volume of these best-selling products will allow us to increase our gross margins.
      Explore Additional Marketing Channels. Although almost all of our marketing presence is online, we will continue exploring efficient methods of reaching additional potential customers through offline advertising. Many forms of offline advertising, such as print advertising in magazines, require large initial expenditures. Furthermore, it is difficult to track the number of customers generated from these types of advertisements. We intend to mitigate these limitations by pursuing co-op, or other forms of partnered offline advertising. Our plans include minimizing or eliminating large initial expenditures either by sharing marketing expenses with manufacturers or by offering joint promotions in concert with our advertising partners.

External Growth Strategy
      While our historical growth has been primarily organic, we intend to pursue a growth strategy in the future that contemplates a balanced combination of organic growth and external growth characterized primarily by strategic industry acquisitions. The market for online retailers offering baby, toddler and maternity related products is highly fragmented with a significant number of small competitors representing a significant percentage of total segment sales. Accordingly, we intend to leverage the skill sets of our management team and board of advisors and our scalable business architecture to actively evaluate potential acquisition candidates and consummate merger and acquisition transactions as an important and on-going component of our business model.
      Impact of the Year 2000 Downturn. In the late 1990’s, capital markets were highly receptive to technology companies, including e-commerce companies that enjoyed ready access to capital at attractive valuations. In the ensuing period of extreme volatility in e-commerce company valuations, however, very few e-commerce companies were able to raise capital in either public or private markets. It is important to realize that this market downturn represented only a sharp decline in valuations, not a decline in overall e-commerce business activity. The e-commerce industry grew quickly during and since this period, as consumers have migrated more and more from traditional retail points-of-purchase to the Internet.
      In spite of the perceived lack of interest by investors, certain types of e-commerce companies continue realizing significant growth, a direct reflection of consumers’ increasing demands for convenient and secure Internet-based shopping. As a result of these somewhat contradictory market forces — increased demand for e-commerce products against a decreased demand for e-commerce investments — many of the e-commerce companies that continue to operate today have successfully adapted to capital-constrained operating models that require a more conservative balance between growth and profitability than was demonstrated by the e-commerce pioneers of the late 1990’s. We believe that we can identify attractive acquisition candidates from within this group of surviving market participants.
      Acquisition Environment and Prospects. While we are not currently in discussions with any potential acquisition candidates, we have previously engaged in preliminary discussions with several prospective acquisition candidates and developed a preliminary analysis of the potential strategic industry acquisition landscape. These preliminary discussions focused primarily on Internet retailers of baby related products which are smaller than us in terms of revenues. We intend to pursue transactions with such retailers, as appropriate, after the completion of this offering. These discussions and analyses suggest the following:

Growth Capital and Exit Opportunities are Scarce. The positive trends in the e-commerce industry have not yet resulted in a recognizable increase in private equity funding of baby, toddler and maternity online retail companies. Public and private capital markets are generally difficult to access, especially for those companies with inadequate board sponsorship or unproven public market leadership. Furthermore, as many of these potential targets have not attracted public or private investment in recent years, they tend not to have professional investors on their boards of directors or in their management teams. Also, large strategic acquirors are rarely attracted to developing companies of small size, a characteristic that describes much of the broader baby, toddler and maternity e-commerce industry.

We Possess Characteristics that Make Us an Attractive Acquiror. Based on preliminary discussions with potential acquisition targets, management believes that targets will view our plan as attractive primarily because of the following:

•	our sophisticated and seasoned management team and board of directors, which has significant experience working for and with companies engaged in substantial acquisition programs;

•	our efficient business model, which is characterized by high inventory turnover and an ability to rapidly expand product offerings with relatively minimal capital expenditures;

•	our well-defined growth strategy; and

•	a visible exit strategy that offers cash or publicly traded securities.
      Structure of Transactions Contemplated. We intend to acquire either the equity or the assets of acquisition targets. Depending on the needs of our targets, we anticipate using both cash and stock as consideration for these acquisitions.
      Acquisition Parameters. We intend to acquire companies that have the potential for significant growth, achievable independently or as a result of cross-marketing strategies that we implement subsequent to the acquisition. We will focus on companies that have exhibited historical profitability or those that can combine with our company to become profitable. Targeted companies will include direct competitors with broad product offerings, as well as those that focus on a specific product niche. Characteristics of targets that we would particularly value include an established strong domain name or brand recognition, mature Internet marketing relationships, stable supplier relationships and defendable market positions.
The BabyUniverse Shopping Experience
      We have designed our online retail store to be the primary source for consumers to purchase baby, toddler and maternity products. We believe our attractive, easy-to-use website offers consumers an enjoyable shopping experience as compared to traditional store-based retailers. A consumer shopping on our website can, in addition to ordering products, browse the different departments of our store, conduct targeted searches, view recommended products, visit our Gift Center, participate in promotions and check order status. In contrast to a traditional retail store, the consumer can shop in the comfort and convenience of his or her home or office.
      Our efficient website design and commitment to excellent customer service enable us to deliver a superior shopping experience to consumers, the key components of which include the following:
      Convenient Shopping Experience. Our online store provides customers with an easy-to-use and easy-to-shop website. It is available 24 hours a day, seven days a week and may be reached from the shopper’s home or office, or anywhere with Internet connectivity. Our hierarchical website design and broad search ability make it easy to navigate and find specific brands and product types. During regular business hours, our customer service is readily available to further assist in finding the right product or answering any questions. Our broad product selection and extensive distribution network enables us to meet the needs of our customers located throughout the United States and Canada, especially those in rural or other locations that do not have convenient access to physical stores. Our gift registry, flexible payment methods, and online transaction security complements our overall convenient shopping experience. In addition, in 2003 we began offering our website in Spanish at www.babyuniverse.com/espanol, which is supported by our Spanish-speaking customer service personnel on staff through various portions of the day to accommodate the large and rapidly growing U.S. Hispanic market.
      Extensive Product Selection and Innovative Merchandising. We offer a broader selection of baby, toddler and maternity products than would be economical or practical to stock in a traditional store for all but our largest competitors. We provide consumers with a comprehensive selection of both traditional, well-known brands and select specialty brands. The merchandising and/or placement of product on our website is designed to ensure that our customers immediately view the most popular products in each department.

      We continually monitor our customer buying habits to determine our best-selling products in each category. The most popular products are then featured on our homepage and in various locations throughout the website with the intent to increase our sales conversion rate. We also suggest complementary or other related purchases in an effort to cross-sell products across our departments and promote impulse purchases by customers. Finally, our range of helpful and useful shopping services, such as our gift registry, enable us to display and promote our product selection in a flexible and targeted manner.
      Personalized Gift Registry. Our gift registry permits expectant parents to select the items that they wish to have their relatives and friends purchase and then permits the products to be purchased online from anywhere in the world for shipment to the registrant. We assist the registrants in notifying their relatives and friends of the registry by either sending an email announcement or by mailing to the registrants pre-printed invitation card inserts for distribution by the registrants themselves. According to the 2003 Baby Products Tracking Studies conducted by David Burnett & Associates, an estimated 73% of first-time moms register for baby gifts.
      Efficient Browsing Features. Our website offers visitors a variety of highlighted subject areas and special features arranged in a simple, easy-to-use format intended to enhance product search, selection and discovery. By clicking on the permanently displayed department names, the consumer moves directly to the home page of the desired department and can quickly view promotions, bestsellers and featured products. Customers can use a quick keyword search in order to locate a specific product and can also execute more sophisticated searches based on pre-selected criteria depending upon the department. In addition, customers can browse specifically designed pages dedicated to products from key national and/or specialty brands that we choose to feature.
      Comprehensive Product Information. One of the advantages of an online retail store is the ability to provide more comprehensive product information and data. On our website, customers can find detailed product information, including product descriptions, a list of accessories and related products that are available. We also offer buying guides, product comparisons, product specifications and instruction manuals so a customer can make an informed purchase decision. We also encourage customer feedback by allowing our customers to write product reviews.
      Highly-Rated Customer Service and Support. A key element of our sales strategy is our ability to provide a high level of customer service and support, including:

•	knowledgeable customer service;

•	product selection services and advice;

•	online order tracking and email confirmation;

•	gift-wrapping; and

•	live online customer service chat.
      We maintain our customer service functions in-house instead of outsourcing these services. We believe that friendly and responsive customer service is an avenue for building brand recognition and customer loyalty and that operating our own customer service department is crucial in that endeavor. We believe that attentive, proactive customer service is an essential component of any e-commerce business model and, in particular, the baby product market requires superior customer service. Accordingly, we will continue allocating significant resources to the development and expansion of the customer service function.
Fulfillment Operations
      We have identified a number of fulfillment alternatives that will allow us to offer a broad selection of products, lower our inventory carrying costs and lower our inventory risk on products for which we do not have sufficient sales data. Currently, we purchase and fulfill our products to our customers through the following methods:

•	via drop ship arrangements with the manufacturers and vendors, wherein customer orders that are placed through our website are sent electronically to manufacturers or vendors that ship those orders directly to our customers;

•	from our Florida distribution center, which consists of approximately 6,000 square feet of warehouse space;

•	through our fulfillment agent based in California, wherein customer orders that are placed through our website are sent electronically to this fulfillment agent that ships those orders directly to our customers; and

•	through an arrangement with a baby-products buying consortium, wherein customer orders that are placed through our website are sent electronically to this buying consortium that ships those orders directly to our customers.
      Approximately 75% of our product sales are currently fulfilled through drop ship arrangements or through our Florida distribution center. As part of our organic growth strategy, we intend to increase the fulfillment of certain of our best-selling products through our Florida distribution center.
      We believe that we have a good relationship with our fulfillment agent, a California-based retailer; however, should this arrangement terminate, we believe that we have equally attractive fulfillment alternatives, including identifying similar retailers that could serve as our fulfillment agents, increasing the fulfillment volume through our Florida distribution center and/or increasing the fulfillment volume through the buying consortium. Finally, we have an arrangement with a baby-products buying consortium which consists of a central warehouse that purchases on behalf of and ships directly to approximately 86 baby-products retailers. The consortium provides us with a back-up source of product to solve out-of-stock or other supply disruptions and we believe that the consortium has the capacity to handle increases in fulfillment volume.
Marketing and Advertising
      Our marketing and advertising efforts are almost entirely online initiatives, but we will continue exploring efficient methods of reaching additional potential customers through offline advertising. We have developed a marketing strategy designed to increase BabyUniverse brand recognition, generate consumer traffic, acquire customers, build a loyal customer base and maximize repeat purchases. Our primary target market is expectant parents, who represent the largest segment of our customer base, and adults who purchase baby, toddler and maternity products. Our marketing initiatives primarily consist of the following:

Portal and Targeted Website Advertising. A primary vehicle for our online advertising is the placement of banner advertisements and optimized search results on websites with high traffic volumes. We currently maintain advertising relationships or have preferred placement agreements with many search engines including, MSN, Overture, Google, America Online, and Yahoo! among others. Through these relationships, we advertise on websites that appeal to our target customer base and distribute our banner advertisements to multiple websites.

Affiliate Program. We also acquire customers by offering a web-marketing affiliate program that is intended to extend the reach of our brand and draw consumers from a variety of other websites. By joining our web-marketing affiliate program, operators of other websites earn commissions and enhance their websites by providing their visitors access to our content and information as well as our extensive selection of baby and toddler products. To date, we have almost 3,800 registered web-marketing affiliate members who jointly generate approximately 13% of our consumer sales. For the quarter ended March 31, 2005, we paid commissions to our affiliates of 10.5% of the product revenue that the affiliate program generated.

E-mail Marketing. We utilize an electronic direct marketing program to encourage repeat purchases and customer retention, generate referral business and provide access to increasing numbers of prospective customers. Once a customer completes a purchase, we focus on establishing a continuing relationship with that customer in order to encourage repeat purchases. To acquire new customers, we leverage our relationships with existing customers by encouraging them to refer friends and family to BabyUniverse. We also utilize permission based email marketing to non-buying visitors who indicate a desire to continue to be advised of our offerings.

Seasonality
      We operate in the retail sales industry, which is seasonal and subject to general economic conditions, consumer spending and other factors. Our historical results of operations have been moderately seasonal, reflecting a general pattern of peak sales in mid-fourth quarter continuing until mid-first quarter. Companies operating in the retail sales industry typically realize a disproportionate amount of their net sales during the fourth quarter of each calendar year. If our business begins to more closely reflect industry norms for seasonality, we may incur significant additional expenses during our fourth quarter, including higher inventory of product and additional staffing in our fulfillment and customer support operations, in anticipation of increased sales activity.
Competition
      We operate in a highly competitive environment. We principally compete with a variety of mass merchandisers, discount stores, department stores, Internet retailers, specialty retailers and catalog merchandisers that offer products similar to or the same as our products. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our financial condition and results of operations. We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty and can launch new websites at a relatively low cost. We currently or potentially compete with a variety of other companies that sell baby, toddler and maternity products, including:

•	traditional store-based retailers, such as Babies R Us, Baby Gap and USA Baby, and online efforts from these retailers such as BabiesRus.com and its partnership with Amazon.com;

•	other online retailers, such as Babycenter.com and Babyage.com;

•	major discount retailers such as Wal-Mart, Target and K-mart;

•	catalog retailers;

•	vendors that currently sell some of their products directly online;

•	other online retailers that include baby, toddler and maternity products as part of their product offerings such as Amazon.com; and

•	Internet portals and online service providers that feature shopping services, such as AOL, Yahoo! and MSN.
      We believe that the principal competitive factors in our market are product selection and quality, price, customer service and support, brand recognition, reputation, reliability and trust, web site features and functionality, convenience and delivery performance. We believe that we compare favorably in the online market for brand name baby products by offering detailed product information, broad product selection, competive pricing and knowledgeable customer support to our customers.
      Many of our traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater resources, particularly financial and marketing resources. Many of these competitors can devote substantially more resources to website development than we can. In addition, large, well-established and well-financed entities may join with online competitors in the future. Our competitors may be able to secure products from vendors on more favorable terms, offer popular products to which we do not have access, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can.

      The baby, toddler and maternity product industries and the online commerce sector are highly competitive, dynamic in nature and have undergone significant changes over the past several years and will likely continue to undergo significant changes. Our ability to anticipate and respond successfully to these changes is critical to our long-term growth and we cannot assure you that we will anticipate and respond successfully to changes in the baby and toddler product industry and online commerce sectors. If we are unable to maintain our market share or compete effectively in the baby, toddler and maternity product market, our business, financial condition and operating results could be adversely affected.
Information Technology and Systems
      We use proprietary information technology systems for order fulfillment, merchandising and our e-commerce platform. We are continually improving the overall technology infrastructure to improve the shopping experience, order fulfillment capabilities and technical capacity.
      Our information technology systems are currently hosted by a third party provider in Harrisburg, Pennsylvania. Currently, we use two servers to run our website. The facility hosting our servers provides redundant heating, ventilation, air conditioning, power and Internet connectivity. We also have a back-up hosting facility in Atlanta, Georgia, that mirrors our website server and our database server. The back-up host is in place to protect our operations in the event of hardware failure or facility failure in Pennsylvania and/or regional Internet or communications failures.
      Our ability to receive and fulfill orders successfully through our website is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. Our systems and operations are vulnerable to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, terrorist attacks, natural disasters and other catastrophic events, and errors in usage by our employees and customers. In the event that our service provider in Pennsylvania has a disruption in its operations or ceases operations for any reason, we will switch to our back-up host in Georgia. Any significant interruption in the availability or functionality of our website, or our sales processing, fulfillment, distribution or communications systems for any reason could seriously harm our business.
Intellectual Property
      We believe that our registered trademark, “BabyUniverse.com”, and the brand name recognition that we have developed are of significant value. We strive to preserve the quality of our brand name and protect our trademark and other intellectual property rights to ensure that the value of our proprietary rights is maintained. We rely on various intellectual property laws and contractual restrictions to protect our proprietary rights. These include copyright and trade secret laws and confidentiality, invention assignment and nondisclosure agreements with our employees, contractors, suppliers and strategic partners. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization. In addition, we pursue the registration of our trademarks and service marks in the U.S. and internationally. However, effective intellectual property protection may not be available in every country in which our products and services are made or will be made available online. For example, a company named Baby Universe based in New Zealand that uses the domain name babyuniverse.nz.co sells baby products via the Internet. If we are unable to protect or preserve the value of our intellectual property for any reason, our business would be harmed.
      We also rely on technologies and products that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms, or at all, in the future. As a result, we may be required to develop or obtain substitute technology and products of lower quality or at greater cost, which could materially adversely affect our business, operating results and financial condition. Further, third parties may claim infringement by us with respect to our use of current or future technologies, whether developed by us or licensed from other parties. In addition, third parties may claim that the sale of one or more of our product offerings infringes their intellectual property rights. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, with or without merit, could be time consuming, result in costly litigation, cause service upgrade delays, cause us to discontinue use of a particular technology or the availability of a particular product offering, require us to pay monetary damages or enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim of infringement against us could have a material adverse effect upon our business, operating results and financial condition.
Government Regulation
      We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to retailing or online commerce. However, as the Internet becomes increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Further, the growth of online commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online companies to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online company regarding the manner in which personal information is collected from users and provided to third parties. We do not currently provide individual personal information regarding our users to third parties. However, the adoption of additional privacy or consumer protection laws could create uncertainty in Internet usage and reduce the demand for our products and services.
      We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business and export or import matters. The vast majority of these laws was adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty for those conducting online commerce. This uncertainty could reduce demand for our products and services or increase the cost of doing business as a result of litigation costs or increased fulfillment costs.
      In addition, because our products and services are available over the Internet in multiple states, certain states may claim that we are required to qualify to do business in such state. Currently, we are qualified to do business only in the State of Florida. Our failure to qualify to do business in a jurisdiction where we are required to do so could subject us to taxes and penalties. It could also hamper our ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could harm our business and results of operations.
Employees
      As of July 13, 2005, we had 37 full time employees. Our employees are not party to any collective bargaining agreement, and we have never experienced an organized work stoppage. We believe our relations with our employees are good.
Facilities
      We lease approximately 9,800 square feet of office space for our corporate headquarters in Ft. Lauderdale, Florida under a lease that expires in May 2008. Our corporate headquarters includes office space, warehouse space and a showroom. We believe that the facility housing our corporate headquarters is adequate to meet our current requirements and that suitable additional or substitute space will be available as needed. In addition, as we implement our strategy of gradually increasing our in-house fulfillment, we may need to lease additional warehouse space. We believe that we will be able to enter into leases for additional space at market rents.
Legal Proceedings
      From time to time, we may be involved in litigation relating to claims rising out of our ordinary course of business. We are not currently a party to any material legal proceedings.

MANAGEMENT
Directors, Executive Officers and Key Employees
      Our directors, executive officers and key employees and their ages are as follows:

Name	Age	Position

John C. Textor	39	Chairman of the Board and Chief Executive Officer
Stuart Goffman	38	President, Chief Operating Officer and Director
Jonathan Teaford	31	Executive Vice President and Director
Robert Brown	57	Secretary, Treasurer and Chief Financial Officer
Georgianne K. Brown	44	Executive Vice President of Marketing
Sean Weiss	31	Chief Information Officer
Curtis S. Gimson	50	Director
Bethel G. Gottlieb	36	Director
John Nichols	53	Director
Carl Stork	45	Director

      John C. Textor has been Chairman of our board of directors since November 2002 and a member of our board of directors since December 1999. Mr. Textor has served as our Chief Executive Officer since April 2005. He is also the Founder and President of Wyndcrest Holdings, LLC, a Florida-based private holding company focused on technology-related opportunities in entertainment, telecommunications and the Internet, and its predecessor since 1997. Earlier, Mr. Textor was employed in various merchant banking and investment banking capacities by Shearson Lehman Hutton and Paine Webber. Mr. Textor was also a founding director of Lydian Trust Company, a diversified financial services company. He is currently a director of Multicast Media Networks, Inc., a global provider of Internet-based broadcast media. He was previously Chairman of the Board of Sims Snowboards, a prominent global snowboard brand. Mr. Textor earned a B.A. degree in Economics at Wesleyan University.
      Stuart Goffman has been our Chief Operating Officer since January 2005, our President since October 2002 and a member of our board of directors since October 1998. In June 2000, Mr. Goffman left BabyUniverse and co-founded and became the Chief Operating Officer and director of ChildU, Inc., a distance learning company specializing in online education for grades K-8. ChildU, Inc., was acquired by WRC Media, Inc. in May 2001. Mr. Goffman rejoined BabyUniverse in October 2002 and was our Chief Executive Officer from October 2002 to April 2005, Mr. Goffman was previously employed by Grant Thornton in New York. Mr. Goffman is a Certified Public Accountant (“CPA”) certified in the State of Georgia. He earned a B.S. degree in Accounting at the University of Florida.
      Jonathan Teaford has been our Executive Vice President since January 2005 and has been a member of our board of directors since December 2000. Mr. Teaford has been a partner with Wyndcrest Holdings, LLC, since March 2002. Prior to joining Wyndcrest’s predecessor in January 1998, Mr. Teaford was employed by GE Capital Services, a subsidiary of General Electric. Mr. Teaford earned a B.A. in Economics at Hamilton College.
      Robert Brown has been our Secretary, Treasurer and Chief Financial Officer since April 2005. From November 2002 to April 2005, Mr. Brown was a private investor. Mr. Brown was formerly the Chief Financial Officer of Uno Restaurant Corporation from 1987 to 1997, and its Executive Vice President-Development from 1997 to 2002. Uno Restaurant Corporation is the operator and franchisor of a nationwide chain of casual-dining restaurants and was publicly-traded on the New York Stock Exchange through 2001. Mr. Brown held several accounting positions prior to 1987 with SCA Services, Inc., The Stanley Works, Saab-Scania, Inc. and Price Waterhouse. Mr. Brown is a CPA certified in the State of Connecticut and earned a B.S. degree in Accounting at Fairfield University.

      Georgianne K. Brown has been our Executive Vice President of Marketing since July 2005. Ms. Brown was formerly the Vice President for Marketing Services for eDiets.com, Inc., a public company that provides online diet and fitness subscription products and services, from November 2003 to April 2005. Ms. Brown held a variety of positions in Certified Vacations Group, Inc. from November 1997 to July 2003, holding the title of Vice President for Consumer Marketing from 1998 to 2003. In 1998, she also become the President of New River Technologies, a subsidiary of Certified Vacations Group, Inc. Ms. Brown held several marketing and sales related positions with Alamo Rent A Car, Inc. from 1979 to 1997, and was the Executive Director of Consumer Marketing for Alamo Rent A Car, Inc. from 1996 to 1997.
      Sean Weiss has been our Chief Information Officer since April 2002. From October 1998 to April 2002, he served as our Controller. In addition, from August 1999 to April 2002, Mr. Weiss served as part of the senior management team of ChildU, Inc. Mr. Weiss is a CPA certified in the State of South Carolina and earned a B.S. degree in Accounting at the University of South Carolina.
      Curtis S. Gimson became a member of our board of directors in April 2005. Mr. Gimson has been Senior Vice President & General Counsel of Arby’s, LLC since 1997. In 1984, he joined Triangle Industries, Inc., a public company controlled by Nelson Peltz and Peter May, in 1984, and has worked in various capacities for companies controlled by Messrs. Peltz and May for the past 20 years, including as Associate General Counsel of Triangle 1984-89, Senior Vice President & General Counsel, Trian Group, L.P., 1989-93, Senior Vice President & Associate General Counsel of Triarc Companies, Inc., 1993-94, Senior Vice President & General Counsel, Royal Crown Cola Co., 1994-97, and Senior Vice President & General Counsel of Arby’s since 1997. Mr. Gimson earned his B.A. degree at Princeton University and his J.D. degree at Cornell Law School.
      Bethel G. Gottlieb became a member of our board of directors in June 2005. From 1995 to 2000, Ms. Gottlieb served in progressively senior merchandising management positions for May Department Stores and Federated Department Stores. While at Federated Department Stores, Ms. Gottlieb was responsible for overseeing the merchandising strategy and product development for all store divisions. From 2000 to the present, Ms. Gottlieb has remained at home caring for her young children. Ms. Gottlieb earned a B.A. degree in Psychology from Wesleyan University and an M.B.A. degree from Harvard University Graduate School of Business.
      John Nichols became a member of our board of directors in January 2005. Mr. Nichols is Chief Financial Officer, Secretary and Treasurer of Varsity Brands, Inc., a manufacturer and marketer of branded products and services for the educational extracurricular market, including team sports and cheerleading. He also served as Senior Vice President, Finance of Varsity Spirit Corporation, a publicly-traded predecessor of Varsity Brands, Inc., since July 1992 and Chief Financial Officer since April 1994. Mr. Nichols earned his B.B.A. degree in Accounting at the University of Memphis and a M.S.M. degree in Accounting at Florida International University.
      Carl Stork became a member of our board of directors in October 2004. Mr. Stork is President and Founder of Ciconia & Co, LLC, a private investment firm based in Seattle, Washington. He is also a non-managing member of Wyndcrest Holdings, LLC. Prior to founding Ciconia, Mr. Stork had a long and varied career at Microsoft Corporation from 1981 to 2002, serving in a variety of executive management positions, including technical assistant to Bill Gates, General Manager of Windows 95/98 Development and General Manager of Hardware Strategy and Business Development. Mr. Stork served on the board of directors of Lydian Trust Company until March 2005, and currently serves on the board of directors of Neomagic Corporation, a publicly traded company which develops application processors for hand held devices. Mr. Stork is a partner in the Baseball Club of Seattle, owner of the Seattle Mariners major league baseball team. Mr. Stork earned an MBA degree at the University of Washington and a B.A. degree in Physics at Harvard University.

Board of Advisors
      In addition to our board of directors, we have formed a board of advisors. The board of advisor’s purpose is solely to provide non-binding advice and counsel to our board of directors. The current members of our board of advisors are as follows:

Michael Bay
Kenneth Goore
Dan Marino

      Michael Bay became a member of our board of advisors in October 2004 and has served as an informal advisor to the company since October 2002. Mr. Bay is a principal of Bay Films, Inc. Mr. Bay has produced and directed the major motion pictures Armageddon, Pearl Harbor, and The Island, scheduled for release in summer 2005. He also directed Bad Boys, The Rock, and Bad Boys II. Through his production company, Platinum Dunes Productions, he also produced The Texas Chainsaw Massacre (2003) and The Amityville Horror (2005). He has filmed television commercials for many major advertisers including Nike, Coca-Cola, Levi’s, and for the Got Milk campaign. He has also filmed award winning music videos for artists including Aerosmith, Tina Turner, Meatloaf and Divinyls. Mr. Bay earned a B.A. degree in English and Film at Wesleyan University.
      Kenneth Goore became a member of our board of advisors in April 2005. In 1992, Mr. Goore co-founded Goore’s For Babies to Teens, which today is one of the largest specialty baby and children’s retail stores in the western United States. Mr. Goore earned a B.S. degree in Marketing and Finance at the University of Akron.
      Dan Marino became a member of our board of advisors in October 2004. In April 2000, Mr. Marino announced his retirement from professional football after 17 consecutive seasons with the Miami Dolphins of the National Football League. He has since established himself as a leading television sports commentator through his work with the CBS NFL Today show and HBO’s Inside the NFL. His ongoing work for the community is centered on the Dan Marino Foundation for children’s charities of South Florida. Mr. Marino earned a B.A. degree in Communications at the University of Pittsburgh.
Composition of the Board of Directors
      Our board of directors consists of seven members. Our board of directors has determined that four of its current members, Curtis Gimson, Bethel G. Gottlieb, John Nichols and Carl Stork, are “independent directors” as defined under the federal securities laws, including Rule 10A-3(b)(i) under the Securities Exchange Act of 1934 and the rules of the American Stock Exchange. All directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation, disqualification or removal. Upon the closing of this offering, our board of directors will be divided into three classes that serve staggered three-year terms as follows:

•	Class I, whose term will expire at our annual meeting of shareholders to be held in 2006;

•	Class II, whose term will expire at our annual meeting of shareholders to be held in 2007; and

•	Class III, whose term will expire at our annual meeting of shareholders to be held in 2008.
      Class I will consist of Mr. Gimson and Ms. Gottlieb, Class II will consist of Messrs. Stork and Teaford, and Class III will consist of Messrs. Goffman, Nichols and Textor. At each annual meeting of shareholders, the successors to directors whose terms will expire on such date shall serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Committees of the Board of Directors
      Our board of directors has established an audit committee, a compensation committee and a nominating committee, each to undertake its responsibilities upon the closing of this offering. Each director on these committees is or will be “independent” for purposes of the federal securities laws and the American Stock Exchange rules.
      Audit Committee. The audit committee of our board of directors will be responsible for reviewing and monitoring our financial statements and internal accounting procedures, recommending the selection of independent auditors by our board, evaluating the scope of the annual audit, reviewing audit results, consulting with management and our independent auditor prior to presentation of financial statements to shareholders and, as appropriate, initiating inquiries into aspects of our internal accounting controls and financial affairs. The audit committee will consist of Curtis Gimson, Carl Stork and John Nichols, who will serve as chairman. Our board of directors has determined that Mr. Nichols qualifies as an “audit committee financial expert” under the federal securities laws.
      Compensation Committee. The compensation committee of our board of directors will review and recommend to the board the compensation and benefits of all of our executive officers, administer our stock incentive plan and establish and review general policies relating to compensation and benefits of our employees. The compensation committee will consist of Bethel G. Gottlieb, John Nichols and Carl Stork, who will serve as chairman.
      Nominating Committee. The nominating committee of our board of directors will identify prospective board candidates, recommends nominees for election to our board of directors, develop and recommend board member selection criteria, consider committee member qualifications and provide oversight in the evaluation of the board of directors and each committee. The nominating committee will consist of Bethel G. Gottlieb, Carl Stork and Curtis Gimson, who will serve as chairman.
Compensation Committee Interlocks and Insider Participation
      The compensation of our executive officers for the year ended December 31, 2004 was determined by our board of directors based on performance and market data. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Code of Conduct and Ethics
      Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees, in accordance with applicable federal securities laws and the American Stock Exchange rules.
Directors’ Compensation
      We will pay each non-employee director an annual retainer of $5,000. We will pay each non-employee director $500 for each committee meeting attended. We will also pay certain reasonable expenses incurred by our directors and members of our board of advisors.
      Non-employee directors and board of advisors members may be granted restricted stock or options pursuant to our Stock Incentive Plan. Our non-employee directors will be eligible to receive restricted stock or options to the extent granted by our Compensation Committee. We may, in our discretion, grant additional restricted stock or options and other equity awards to our non-employee directors and members of our board of advisors from time to time.
Executive Compensation
      The following summary compensation table sets forth information concerning compensation earned during the year ended December 31, 2004 by our current Chief Executive Officer, our Chief Operating Officer and our Chief Information Officer; however, no officer other than Stuart Goffman had a salary and bonus that exceeded $100,000 in 2004. In April 2005, John C. Textor, our Chairman of the Board, assumed the additional office of Chief Executive Officer, and Stuart Goffman, our then President and Chief Executive Officer, became our President and Chief Operating Officer. Jonathan Teaford, our Executive Vice President, and Robert Brown, our Chief Financial Officer, did not assume their positions until 2005.
Summary Compensation Table

					Long-Term
					Compensation
					Award
	Annual Compensation
					Securities
				Other Annual	Underlying	All Other
	Salary		Bonus	Compensation	Options	Compensation
Name and Current Principal Position	($)		($)	($)(2)	(#)	($)

John C. Textor	$0	(1)	—	—	—	—
Chief Executive Officer
Stuart Goffman	$140,000		—	—	—	—
Chief Operating Officer
Sean Weiss	$84,000		—	—	—	—
Chief Information Officer

(1)	Mr. Textor’s current salary is $90,000.

(2)	Except as set forth in this column, no “Other Annual Compensation” for the named executive officers is reflected because the aggregate values of the perquisites and other personal benefits received by each of the named executive officers for the indicated year was less than the required threshold for disclosure.
     The following table sets forth certain information for the fiscal year ended December 31, 2004, with respect to grants of stock options in fiscal 2004.
Option Grants in 2004

Potential
Realizable
	Individual Grants				Value at Assumed
Annual Rates of
	Number of	Percent of			Stock Price
	Securities	Total Options	Exercise		Appreciation for
	Underlying	Granted to	or Base		Option Term
	Options	Employees in	Price Per	Expiration
Name	Granted (#)	2004	Share	Date	5% ($)	10% ($)

John C. Textor	—	—	—	—	—	—
Stuart Goffman	—	—	—	—	—	—
Sean Weiss	—	—	—	—	—	—
      The following table sets forth option exercises during fiscal 2004 and the number of shares of our common stock subject to vested and unvested stock options held by each indicated executive officer as of December 31, 2004.
Aggregate Option Exercises in Year Ended December 31, 2004
and Year-End Option Values

			Number of Securities		Value of Unexercised
	Number of		Underlying Unexercised		In-the-Money Options
	Shares		Options at Year-End		at Year-End(1)
	Acquired	Value
Name	in Exercise	Realized	Exerciseable	Unexerciseable	Exerciseable	Unexerciseable

John C. Textor	—	—	234,396	—	$2,078,830	—
Stuart Goffman	—	—	141,005	—	$1,258,671	—
Sean Weiss	—	—	53,380	—	$476,493	—

(1)	There was no public trading market for our common stock as of December 31, 2004. Accordingly, these values have been calculated based on an assumed initial public offering price of $9.00 per share, minus the exercise price, multiplied by the number of shares issued upon the exercise of the option.

Employment Agreements with Executive Officers
      We have entered into employment agreements with John C. Textor, our Chairman of the Board and Chief Executive Officer, Stuart Goffman, our President and Chief Operating Officer, Jonathan Teaford, our Executive Vice President, Robert Brown, our Secretary, Treasurer and Chief Financial Officer, Georgianne K. Brown, our Executive Vice President of Marketing, and Sean Weiss, our Chief Information Officer. The employment agreements with Messrs. Textor, Goffman, Teaford, Brown and Weiss are each for initial terms of three years with successive one year extensions unless we or the employee timely provides the required notice of the intent not to renew the agreement. The employment agreement with Ms. Brown is for an initial term of one year with successive one year extensions unless we or Ms. Brown timely provides the required notice of the intent not to renew the agreement. The agreements provide for annual base salaries of $90,000 for Mr. Textor, $140,000 for Mr. Goffman, $50,000 for Mr. Teaford, $115,000 for Mr. Brown, $92,000 for Ms. Brown and $84,000 for Mr. Weiss; plus discretionary annual cash bonuses determined by the compensation committee of our board of directors.
      Each of the agreements also prohibits the employee from competing with us with respect to any business that is engaged in selling brand name baby, toddler, kids or maternity products, for the period of employment and for three years thereafter. The agreements also prohibit the employees from soliciting our customers to divert their business away from us or soliciting our employees or independent contractors to work for business that competes with us, or suppliers for the period of his or her employment and for three years thereafter.
      The agreements provide that if (1) a change of control (as described below) occurs, (2) such change of control results in a decrease in the employee’s compensation, responsibilities or position, such that the employee cannot in good faith continue to fulfill his or her job responsibilities (as determined by the employee in his/her sole discretion during the six month period following the change of control), and (3) the change of control did not occur due to the employee’s intentional bulk sale of his or her shares of our common stock, then the employee has the right to terminate his or her employment agreement and receive in one lump sum payment equivalent to his accrued salary and benefits plus a severance benefit equal to one-twelfth of his then base salary with an additional one-twelfth of his base for each full calendar year of the employment agreement and any extension thereof shall have been in effect and any applicable expense reimbursements. A “change of control” generally means a merger or other change in corporate structure after which the majority of our capital stock is no longer held by the shareholders who held such shares prior to the change of control, a sale of substantially all of our assets to a non-subsidiary purchaser or a reorganization merger or consolidation in which we or a subsidiary is not the surviving corporation.
Stock Incentive Plan
      We initially adopted our stock option plan in 2001. The stock option plan was amended and restated in April 2005 by our board of directors and shareholders and renamed the “BabyUniverse 2005 Stock Incentive Plan.” The Stock Incentive Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock awards, restricted stock units, performance shares, performance units and other stock-based awards which may be granted to employees, officers, employee or non-employee directors and prospective employees to whom awards are granted in connection with an employment offer (except that incentive stock options may be granted only to employees).

Share Reserve
      An aggregate of 465,456 shares of common stock are reserved for issuance under the Stock Incentive Plan. As of July 13, 2005, 137,221 shares of unvested restricted stock were outstanding and outstanding options to purchase a total of 64,280 shares of our common stock were held by participants under the Stock Incentive Plan, and 263,955 shares remained available for grant. In addition, there were outstanding options to purchase a total of 104,248 shares of our common stock, which were granted outside of the Stock Incentive Plan. Shares issued under the Stock Incentive Plan will be authorized and unissued shares of common stock or treasury shares.

Administration
      The Stock Incentive Plan will be administered by our compensation committee. The compensation committee will have the full power and authority to take all actions and make all determinations not inconsistent with the specific terms and conditions of the plan deemed by the committee to be necessary and appropriate to the administration of the plan. The compensation committee may correct any defect or supply any omission or reconcile any inconsistency in the plan or any award agreement. The compensation committee’s decisions will be final, conclusive and binding with respect to the interpretation and administration of the Stock Incentive Plan, any award or any award agreement under the Stock Incentive Plan.

Term of Stock Incentive Plan
      The Stock Incentive Plan will terminate in 2015 unless it is terminated earlier in accordance with its terms.

Awards Under the Stock Incentive Plan
      Stock Options. The Stock Incentive Plan authorizes the compensation committee to grant stock options to purchase shares of common stock. Option grants may be in the form of incentive stock options (ISOs) or non-qualified stock options provided that options granted to non-employee directors, officers and employees of our subsidiaries that do not qualify as a “subsidiary corporation” (within the meaning of Section 424 of the Internal Revenue Code) may only be non-qualified stock options. The compensation committee will determine the expiration (not later than 10 years from grant date, or five years in the case of an ISO granted to a 10% shareholder), the exercise price, any vesting schedule, and the other material terms of each option. No ISO may have an exercise price less than the fair market value of the common stock at the time of grant (or, in the case of an ISO granted to a 10% shareholder, 110% of fair market value). In any event, options will not be exercisable until the earlier of (i) an initial public offering, (ii) a change in control (as defined below), or (iii) 6 months prior to termination of the option pursuant to the terms.
      Restricted Stock. The Stock Incentive Plan authorizes the compensation committee to award restricted stock to employees, prospective employees, officers and directors. Recipients of restricted stock enter into an agreement with us subjecting the shares to restrictions and providing the criteria or dates on which such restrictions lapse. Restrictions may include time-based vesting restrictions, performance criteria or other factors (including, without limitation, performance goals that are intended to comply with the performance-based compensation exception under Section 162(m) of the Internal Revenue Code), as determined by the compensation committee at grant. Holders of restricted stock may exercise full voting rights with respect to the restricted stock and will be entitled all dividends and distributions paid on the restricted stock.
      Restricted Stock Units. The Stock Incentive Plan authorizes the compensation committee to award restricted stock units to employees, prospective employees, officers and directors. A restricted stock unit is a right to receive a fixed number of shares of common stock or cash equivalent upon satisfying certain terms and conditions, as determined by the compensation committee. A restricted stock unit does not have any of the attendant rights of a shareholder and it will not have any dividend rights unless specified in the grant. Restrictions may include time-based vesting restrictions, performance criteria or other factors (including, without limitation, performance goals that are intended to comply with the performance-based compensation exception under Section 162(m) of the Internal Revenue Code), as determined by the compensation committee at grant.
      Performance Shares and Performance Units. The Stock Incentive Plan authorizes the compensation committee to grant performance shares to employees, prospective employees, officers and directors entitling them to receive a fixed number of shares of common stock or the cash equivalent, as determined by the compensation committee, upon the achievement of performance goals. The compensation committee may also grant performance units to employees, prospective employees, officers and directors entitling them to receive a value payable in cash or shares of common stock, as determined by the compensation committee, upon the achievement of performance goals (including, without limitation, performance goals that are intended to comply with the performance-based compensation exception under Section 162(m) of the Internal Revenue Code).
      Stock Awards. The Stock Incentive Plan authorizes the compensation committee to grant stock awards to employees, prospective employees, officers and directors. A stock award is an outright grant of common stock or a grant of common stock that is made in settlement of an award granted under another plan sponsored by us. For example, a stock award can be granted to a director in the form of common stock in settlement of director fees.
      Other Stock-Based Awards. The Stock Incentive Plan authorizes the compensation committee to grant awards of common stock and other awards to employees, prospective employees, officers and directors that are valued in whole or in part by reference to, or are payable in or otherwise based on, common stock. These awards may be granted either alone or in addition to or in tandem with other awards under the plan.
      Limitations on Awards. No more than 400,000 shares of common stock may be subject to grants of options and stock appreciation rights to any participant during any one fiscal year. No more than 400,000 shares of common stock may be subject to grants of performance shares, restricted stock, restricted stock units and awards of common stock to any participant during any one fiscal year. The maximum value of performance units that may be granted to any participant during any one fiscal year is $1,000,000.
      Performance Goals. Performance-based awards granted under the Stock Incentive Plan that are intended to satisfy the performance-based compensation exception under Section 162(m) of the Internal Revenue Code will vest based on achievement of specified performance goals to be established by the compensation committee.
      Transferability of Awards. Our Stock Incentive Plan generally does not allow for the transfer of awards granted under the plan and only the grantee may exercise during his or her lifetime. Common stock issued under the Stock Incentive Plan will not have any restrictions on transferability. The compensation committee, in its sole discretion, may permit the transfer of award granted under the plan to a grantee’s family member on terms and conditions specified by the compensation committee.

Amendment and Termination
      Our board of directors may at any time amend the Stock Incentive Plan as to any shares as to which awards have not been granted. Our board of directors, however, may not impair the rights of a participant with respect to awards granted prior to such amendment, suspension or termination, without the consent of such participant (unless required by law). In addition, shareholder approval is required for any amendment to the Stock Incentive Plan:

•	that changes the class of individuals eligible to receive awards under the Stock Incentive Plan;

•	that increases the maximum number of shares of common stock in the aggregate that may be subject to awards that are granted under the Stock Incentive Plan (except as otherwise permitted under the Stock Incentive Plan);

•	if approval of such amendment is necessary to comply with federal or state law (including without limitation Section 162(m) of the Internal Revenue Code and Rule 16b-3 under the Exchange Act) or with the rules of any stock exchange or automated quotation system on which the common stock may be listed or traded; or

•	if such amendment eliminates a requirement provided in the Stock incentive Plan that our shareholders must approve an action to be undertake under the Stock Incentive Plan.

Adjustments upon a Change in Control
      The Stock Incentive Plan generally defines a “change in control” as any of the following: (1) the acquisition by a person of securities representing more than 25% of the combined voting power of our outstanding securities, (2) a change of the majority of the incumbent members of our board of directors during any period of two consecutive years, (3) a merger, consolidation, reorganization or other business combination in which our securities outstanding prior to the combination do not represent more than 50% of the combined voting power outstanding after the combination; provided that a transaction in which no person acquired more than 25% of the combined voting power outstanding will not constitute a change of control, (4) approval by our shareholders of our liquidation, or (5) sale of all or substantially all of our assets, other than to certain related entities. Upon a change in control of BabyUniverse under the Stock Incentive Plan, the compensation committee may, in its sole discretion, provide that (1) some or all outstanding awards become immediately exercisable or vested, (2) all awards terminate, provided that participants have a right for a reasonable period of time to exercise any vested awards in whole or in part, (3) all awards be honored, assumed or substituted for new rights granted by the participant’s employer immediately following the change in control or (4) any or all awards be purchased by BabyUniverse without the consent of the participants, based on terms and conditions that the compensation committee determines which shall be communicated to the participants; provided that any such purchase by us must be made for consideration having economic value substantially equivalent to the awards at the time of the change in control. If any awards subject to performance-based vesting become vested upon a change in control of BabyUniverse, all performance goals will be deemed satisfied as of the date of the change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      In December 1999, we issued 33,614 shares of common stock to Wyndcrest Baby Universe Holdings, LLC, in January 2001, we issued 2,237,658 shares of Series A convertible preferred stock to Wyndcrest Baby Universe Holdings II, LLC, which were converted into 562,184 shares of common stock during 2001, and, in October 2002, we issued a convertible promissory note to Wyndcrest Baby Universe Holdings III, LLC. The total purchase price for the common stock, the Series A convertible preferred stock and the convertible promissory note was $1.4 million. Wyndcrest Baby Universe Holdings, LLC, Wyndcrest Baby Universe Holdings II, LLC and Wyndcrest Baby Universe Holdings III, LLC are managed by entities controlled by John C. Textor, our Chairman of the Board and Chief Executive Officer. On December 31, 2003, the promissory note was converted into 1,214,893 shares of our common stock. We believe that these transactions were made on terms no less favorable to us than could have been obtained from an unaffiliated third party.
      During the years 2002 through 2004, Stuart Goffman, our President and Chief Operating Officer, and Sean Weiss, our Chief Information Officer, together provided approximately $1.5 million in short-term financing to us to fund the acquisition of inventory. Messrs. Goffman and Weiss were repaid principal and applicable interest only to the extent actually incurred by Goffman and Weiss in providing such financing. Messrs. Goffman and Weiss were paid no compensation or fee for providing such financing. We believe that the transactions were on terms more favorable to us than could have been obtained from an unaffiliated third party. We do not anticipate continuing this method of financing after the consummation of this offering.
      Any future transactions between us and our officers, directors and affiliates will be on terms no less favorable to us than can be obtained from unaffiliated third parties. Such transactions will be subject to prior approval by our audit committee.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 26, 2005, and as adjusted to reflect the sale of 2,000,000 shares of common stock in this offering by us and 300,000 shares of common stock in this offering by selling shareholders in the event the underwriters’ over-allotment option is exercised in full, by:

•	each person known by us to be the beneficial owner of more than five percent (5%) of our outstanding shares of our common stock;

•	each selling shareholder who is not a 5% shareholder, director or officer;

•	each of our executive officers and directors; and

•	all of our executive officers and directors as a group.
      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after April 26, 2005, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, the person named in the table have sole voting and investment power with respect to all shares of common stock held by them.
      Applicable percentage ownership in the following table is based on 3,000,258 shares of common stock outstanding as of July 13, 2005 and 5,000,258 shares of common stock outstanding immediately following the completion of this offering, assuming that the underwriters’ over-allotment option is exercised in full. Unless otherwise indicated, the address where each of the shareholders in the table below may be contacted is c/o BabyUniverse, Inc., 5601 NW 9th Avenue, Suite 104, Fort Lauderdale, Florida 33309.

	Shares Beneficially			Shares Beneficially
	Owned Before		Number of	Owned After
	the Offering		Shares	the Offering
			to be Sold
	Number	Percentage	in the Offering(1)	Number	Percentage

5% Stockholders
Wyndcrest Baby Universe Holdings II, LLC	562,184	18.7%	86,196	475,988	9.5%
Wyndcrest Baby Universe Holdings III, LLC	1,214,893	40.5	186,269	1,028,624	20.6
Other Selling Shareholders
Wyndcrest Baby Universe Holdings, LLC	33,614	1.1	5,154	28,460	*
Benjamin Brown	13,109	*	5,244	7,865	*
Executive Officers and Directors
John C. Textor(2)	2,045,087	68.2	—	1,767,468	35.3
Stuart Goffman	367,933	12.3	—	367,933	7.4
Jonathan Teaford(3)	78,028	2.6	—	78,028	1.6
Robert Brown(4)	—	—	—	—	—
Georgianne K. Brown(5)	—	—	—	—	—
Sean Weiss(6)	181,221	6.0	17,137	164,084	3.3
Curtis Gimson(7)	—	—	—	—	—
Bethel G. Gottlieb(7)	—	—	—	—	—
John Nichols(8)	52,124	1.7	—	52,124	1.0
Carl Stork(9)	52,124	1.7	—	52,124	1.0

All executive officers and directors as a group (10 persons)	2,776,517	92.5%		2,481,761	49.6	(10) %

	Shares Beneficially			Shares Beneficially
	Owned Before		Number of	Owned After
	the Offering		Shares	the Offering
			to be Sold
	Number	Percentage	in the Offering(1)	Number	Percentage

Board of Advisors
Michael Bay(11)	52,124	1.7%	—	52,124	1.0
Kenneth Goore	91,158	3.0	—	91,158	1.8
Dan Marino	52,124	1.7	—	52,124	1.0

*	Denotes less than 1%

(1)	The selling shareholders will participate in this offering only to the extent that the underwriters’ over-allotment option is exercised.

(2)	Includes 33,614 shares owned by Wyndcrest Baby Universe Holdings, LLC, 562,184 shares owned by Wyndcrest Baby Universe Holdings II, LLC and 1,214,893 shares owned by Wyndcrest Baby Universe Holdings III, LLC. John Textor holds sole investment and voting power over the shares held by the Wyndcrest entities. The after-the-offering amount excludes 277,619 shares which will be sold by the Wyndcrest entities if the underwriters’ over-allotment option is exercised in full.

(3)	Although Mr. Teaford is affiliated with the Wyndcrest entities referred to in footnote (2) above, he is not deemed to beneficially own shares held through such entities because he does not control the voting or disposition of such shares.

(4)	Excludes 42,222 shares of unvested restricted stock which are subject to time-based vesting restrictions.

(5)	Excludes 29,555 shares of unvested restricted stock which are subject to time-based vesting restrictions.

(6)	Includes 16,070 shares issuable under currently exercisable stock options under our Stock Incentive Plan.

(7)	Excludes 32,722 shares of unvested restricted stock which are subject to time based vesting restrictions.

(8)	Consists of 52,124 shares issuable under currently exercisable stock options.

(9)	Consists of 52,124 shares owned by Ciconia & Co. LLC. Mr. Stork holds sole investment and voting power over the shares held by Ciconia & Co. LLC. Although Mr. Stork is affiliated with the Wyndcrest entities referred to in footnote (2) above, he is not deemed to beneficially own shares held through such entities because he does not control the voting or disposition of such shares.

(10)	If the underwriters’ over-allotment option is not exercised, all executive officers and directors as a group will own 2,776,517 after the offering, which will represent a percentage of 55.5%.

(11)	Includes 52,124 shares issuable under currently exercisable stock options.

DESCRIPTION OF CAPITAL STOCK
General
      Our Amended and Restated Articles of Incorporation, which will be filed with the State of Florida and become effective immediately prior to the closing of this offering, provides that we are authorized to issue 50,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by the provisions of applicable Florida law.
Common Stock
      As of July 13, 2005, there were 3,000,258 shares of common stock outstanding which were held of record by 18 shareholders, plus 137,221 shares of unvested restricted stock. In addition, as of July 13, 2005, options to purchase a total of 168,528 shares of common stock were outstanding. 263,955 additional shares of common stock are available for future grant under our Stock Incentive Plan.
      The holders of our common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences that may be applicable to any shares of preferred stock that may be outstanding from time to time, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All then outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.
Preferred Stock
      Under our articles of incorporation, our board of directors has the authority, without further action by our shareholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.
Anti-Takeover Effect of Charter and Bylaw Provisions and Florida Law
      Our Amended and Restated Articles of Incorporation and Amended Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the Board of Directors. In addition certain provisions of Florida law may hinder or delay an attempted takeover of us other than through negotiation with our Board of Directors. These provisions could have the effect of discouraging certain attempts to acquire us or remove incumbent management even if some or a majority of our shareholders were to deem such an attempt to be in their best interest, including attempts that might result in the shareholders’ receiving a premium over the market price for the shares of Common Stock held by shareholders.
      Classified Board of Directors; Removal; Vacancies. Our Amended Bylaws provide that our Board of Directors is divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the board of directors in a relatively short period of time. Our Amended and Restated Articles of Incorporation and

Amended Bylaws further provide that directors may be removed only for cause. In addition, our Amended Bylaws provide that vacancies and newly created directorships resulting from any increase in the size of the Board of Directors may be filled only by the affirmative vote of a majority of the directors then in office (even if such directors do not constitute a quorum) or by a sole remaining director. The foregoing provisions could prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.
      Advance Notice of Provisions for Shareholder Proposals and Shareholder Nominations of Directors. Our Amended Bylaws establish an advance notice procedure with regard to the nomination, other than by our Board of Directors, of candidates for election to the Board of Directors and with regard to certain matters to be brought before an annual meeting of shareholders. Although the Amended Bylaws do not give our board of directors any power to approve or disapprove shareholder nominations for the election of directors or any other business desired by shareholders to be conducted at an annual meeting, the Amended Bylaws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of certain business at a particular meeting if the proper procedures are not followed or (ii) may discourage or deter a third-party from us conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of such solicitation or such attempt might be beneficial to us and our shareholders.
      Special Shareholders’ Meetings. Under our Amended and Restated Articles of Incorporation and our Amended Bylaws, special meetings of the shareholders, unless otherwise prescribed by statute, may be called only (i) by our Board of Directors or by our Chairman of the Board or President or (ii) by our shareholders upon the written request of the holders of at least 50% of our securities outstanding and entitled to vote generally in the election of directors.
      Limitations on Shareholder Action by Written Consent. Our Amended and Restated Articles of Incorporation and Amended Bylaws also provide that any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting, without prior notice and without a vote, if the action is taken by persons who would be entitled to vote at a meeting and who hold shares having voting power equal to not less than the greater of (a) 75% of the voting power of all shares of each class or series entitled to vote on such action or (b) the minimum number of votes of each class or series that would be necessary to authorize or take the action at a meeting at which all shares of each class or series entitled to vote were present and voted.
      Provisions of Florida Law. We are governed by two Florida Statutes that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds, without first obtaining the approval of our Board of Directors, will not possess any voting rights unless such voting rights are approved by a majority of a corporation’s disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law also authorizes us to indemnify our directors, officers, employees and agents under certain circumstances and to limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improver personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.
Limitation of Liability and Indemnification
      Our Amended and Restated Articles of Incorporation and Amended Bylaws provide for the indemnification of directors and officers. The general effect of these provisions is to indemnify to the fullest extent provided, authorized, allowed or not prohibited by the FBCA, any director or officer against any liability arising from any action or suit in which he is involved by the reason of the fact that he is or was a director or officer. Advances against expenses may be made under the Amended Bylaws and the indemnity coverage provided thereunder includes liabilities under the federal securities laws as well as in other contexts.

Generally, the Florida Business Corporation Act permits indemnification of a director or officer upon a determination that he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Transfer Agent and Registrar
      The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.
American Stock Exchange Listing
      We have applied for the listing of our common stock on the American Stock Exchange under the trading symbol “BUN.”

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares of common stock in the public market or the availability of any shares of common stock in the public market for sale will have on the prevailing market price of our common stock from time to time. If sales of substantial amounts of common stock (including shares of common stock issued on the exercise of outstanding options) occur, or if there is a perception that such sales could occur, the prevailing market price of our common stock could decline and could impair our ability to raise capital through a future sale of our equity securities.
      When this offering is completed, we will have a total of 5,000,258 shares of common stock outstanding. The number of shares outstanding after this offering is based on the number of shares outstanding as of July 13, 2005, exclusive of shares of unvested restricted stock, and assumes no exercise of outstanding options. The 2,000,000 shares offered by this prospectus will be freely tradable, unless they are purchased by our “affiliates,” as defined in Rule 144 under the Securities Act. The remaining 3,000,258 shares are “restricted,” as that term is defined in Rule 144 under the Securities Act, and will be eligible for sale in the public market as stated below.
Sales of Restricted Shares and Shares Held by Our Affiliates

Rule 144
      In general, under Rule 144, an “affiliate” of BabyUniverse or a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate of BabyUniverse, would be entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

•	1% of our then outstanding shares of common stock (approximately 50,003 shares immediately after this offering); or

•	the average weekly trading volume of our common stock on the American Stock Exchange during the four calendar weeks preceding the date on which the seller first files the Form 144 with respect to the sale.
      Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our company.

Rule 144(k)
      Under Rule 144(k), a person who has not been an affiliate of BabyUniverse at any time during the three months before a sale, and who has beneficially owned the shares of common stock proposed to be sold for at least two years, generally including the holding period of any prior owner other than an affiliate from whom the holder acquired the shares for value, is entitled to sell those shares without complying with the manner of sale, notice filing, volume limitation or public information requirements of Rule 144. Therefore, unless otherwise restricted, shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

Rule 701
      In general under Rule 701 of the Securities Act as currently in effect, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under the Baby Universe 2005 Stock Incentive Plan may be resold, beginning 90 days after the date of this prospectus, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding requirements of Rule 144.

BabyUniverse 2005 Stock Incentive Plan
      As soon as practicable following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our Stock Incentive Plan. Such registration statement will automatically become effective immediately upon filing. Shares registered under the registration statement on Form S-8 will be eligible for immediate sale in the public market, subject to the Rule 144 volume limitations applicable to the affiliates and the applicable lock-up agreements described below.
      Based on 465,456 shares of common stock reserved for issuance pursuant to our Stock Incentive Plan, as well as options to purchase 104,248 shares of common stock outstanding at July 13, 2005, which were issued outside of the Stock Incentive Plan, the registration statement on Form S-8 would cover 569,704 shares of common stock.
      We are unable to estimate the number of shares that will be sold under Rules 144, 144(k) and 701 because that number will depend on the market price for the common stock, the personal circumstances of the sellers and other factors.
      We have agreed, with limited exceptions, not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus.
Lock-Up Agreements
      Our current officers, directors and principal shareholders have agreed, with limited exceptions, to a 180-day “lock-up” with respect to all of their shares. See “Underwriting” for additional details. As a result, 2,776,517 shares of common stock (not including 137,221 shares of unvested restricted stock), plus any shares acquired in this offering by our existing shareholders, are subject to lock-up agreements. After the 180-day period from the date of this prospectus, these shares may be sold in the public market, subject to compliance with Rule 144, Rule 144(k) or Rule 701. At any time without notice, the underwriter may, in its sole discretion, release all or some of the securities subject to these lock-up agreements. The underwriter’s decision to waive the lock-up restrictions may be based on market conditions, the then-current stock price, the number of shares requested to be waived from the lock-up restrictions, the potential price impact of the release and other factors the selection of which are based on its sole discretion.

UNDERWRITING
      GunnAllen Financial, Inc. and Wedbush Morgan Securities Inc. are acting as underwriters. Subject to the terms and conditions of an underwriting agreement between us and the underwriters, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of our common stock as indicated in the following table:

Underwriters	Number of Shares

GunnAllen Financial, Inc.
Wedbush Morgan Securities Inc.

Total	2,000,000

      Subject to the terms and conditions in the underwriting agreement, the underwriters have agreed to purchase all the shares of our common stock being sold pursuant to the underwriting agreement if any of these shares of our common stock are purchased, other than the shares covered by the option described below unless and until this option is exercised.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
      The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
      The underwriters have advised us that they propose initially to offer the shares of our common stock to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After the initial public offering, the offering price, concession and discount may be changed.
      The following table shows the public offering price, underwriting discount to be paid by us to the underwriters and the proceeds, before expenses, to us. This information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount

Proceeds, before expenses, to us	$	$
      The expenses of this offering, not including the underwriting discount, are estimated at $600,000 and are payable by us. This does not include a non-accountable expense allowance of 3% of the gross proceeds of this offering payable to the underwriters. Such non-accountable expense allowance will be paid only in connection with the shares of common stock offered to the public, not including any securities sold pursuant to the underwriters’ overallotment option.
      In addition, we have agreed to issue to GunnAllen Financial, Inc. and Wedbush Morgan Securities Inc. at the closing of this offering, warrants to purchase a number of shares of common stock equal to 6.5% of the number of shares, or 130,000 shares, sold in this offering. These warrants, which will have a term of five years from the closing date of this offering, will become exercisable commencing 181 days after the closing date of this offering at an exercise price equal to 125% of the offering price of the shares in this offering. These warrants may not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants, by the underwriters for a period of 180 days immediately following the date of effectiveness of this offering, except to officers or partners (but not directors) of the underwriters and members of the selling group and/or their officers or partners.
      These warrants contain provisions for appropriate adjustment in the event of any merger, consolidation, recapitalization, reclassification, stock dividend, stock split or similar transaction. The warrants do not entitle the underwriters or a permissible transferee to any rights as to a shareholder until the warrants are exercised and shares of our common stock are purchased pursuant to them.
      These warrants and the shares of our common stock issuable upon their exercise may not be offered for sale except in compliance with the applicable provisions of the Securities Act of 1933, as amended. We are not registering the warrants or any shares of our common stock underlying such warrants in this offering. We have agreed to register the shares of common stock underlying the warrants under certain circumstances upon the request of a majority of the holders of the warrants during the period commencing one year from the closing date of this offering and expiring three years thereafter. We have also agreed to grant the holders of these warrants piggy-back registration rights for the underlying common shares.
Over-allotment Option
      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to purchase up to 300,000 additional shares of our common stock from certain selling shareholders at the initial public offering price less the underwriting discount. We will not receive any proceeds from the underwriters’ exercise of this option. If the underwriters exercise this option, the underwriters will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of our common stock.
Reserved Shares
      At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% shares of our common stock offered hereby to be sold as part of the underwritten offering to certain individuals and entities designated by us. We have reserved shares for certain individuals and entities, including employees and directors, with which we have a business relationship. If these individuals and entities purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.
No Sales of Similar Securities
      We, our executive officers and directors and certain shareholders have agreed, with certain exceptions, not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of the underwriters. This lock-up provision applies to shares of our common stock and to securities convertible into, or exchangeable or exercisable for, or repayable with, shares of our common stock. It also applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
      Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between the underwriter and us. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operation, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
      An active trading market for the shares of our common stock may not develop. It is possible that after this offering the shares will not trade in the public market at or above the initial public offering price.
      The underwriters do not expect to sell more than 5% of the shares of our common stock in the aggregate to accounts over which they exercise discretionary authority.
Listing on the American Stock Exchange
      Application has been made to list the shares on the American Stock Exchange under the trading symbol “BUN.”
Price Stabilization, Short Positions and Penalty Bids
      Until the distribution of the shares of our common stock is completed, rules of the Securities and Exchange Commission may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
      In connection with the offering, the underwriters may make short sales of our common stock. Short sales involve the sale by the underwriters at the time of the offering of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the public offering price at which they may purchase the shares through the overallotment option.
      Naked short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
      Similar to other purchase transactions, the purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions.
      The underwriters may also impose a penalty bid on selling group members. This means that if the underwriters purchase shares of our common stock in the open market to reduce their short position or to stabilize the purchase of such shares, they may reclaim the amount of the selling commission from the selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares of our common stock in that it discourages resales of those shares.
      Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS
      Legal matters regarding the validity of our common stock offered under this prospectus will be passed upon on our behalf by Akerman Senterfitt, Miami, Florida. Certain legal matters will be passed upon for the underwriters by Foley & Lardner LLP, Tampa, Florida.
EXPERTS
      Our consolidated financial statements for each of the years ended December 31, 2002, 2003 and 2004 have been audited by Lieberman & Associates, P.A., independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in giving said reports.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We filed a registration statement on Form S-1 with the Commission with respect to the registration of the common stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Commission in Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Commission upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a world wide website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the website is http://www.sec.gov. You may also request copies of these filings, at no cost, by telephone at (954) 523-9892 or by mail to: BabyUniverse, Inc., 5601 NW 9th Avenue, Suite 104, Ft. Lauderdale, FL 33309, Attention: Stuart Goffman.
      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and website of the Commission referred to above. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by our independent certified public accountants. From time to time after the closing of this offering, we may also provide financial and operating performance data, such as gross sales and number of orders, to our investors on a real-time basis by posting such information on our website.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2003 and 2004 and March 31, 2005 (unaudited)	F-3
Consolidated Statements of Operations for each of the three years in the period ended December 31, 2004 and for the three months ended March 31, 2004 and 2005 (unaudited)	F-4
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2004 and for the three months ended March 31, 2004 and 2005 (unaudited)	F-5
Consolidated Statements of Stockholders’ Equity (Deficit) for each of the three years in the period ended December 31, 2004 and for the three months ended March 31, 2005 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
BabyUniverse, Inc.
Ft. Lauderdale, Florida
      We have audited the accompanying consolidated balance sheets of BabyUniverse, Inc. as of December 31, 2004 and December 31, 2003 and the related consolidated statements of operations, shareholder’s deficit and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BabyUniverse Inc. as of December 31, 2004 and December 31, 2003 and the related consolidated statements of operations, shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
      As discussed in note 11 of the Notes to the Consolidated Financial Statements, the consolidated financial statements have been restated primarily to more accurately reflect the accounts payable liability at December 31, 2004 and 2003 resulting from the timing of recognition of several financial transactions.

/s/ Lieberman & Associates, P.A.
Lieberman & Associates, P.A.
Ft. Lauderdale, Florida
June 13, 2005,
except for note 10 as to which
the date is July 13, 2005

BabyUniverse, Inc.
Consolidated Balance Sheets

	December 31,
			March 31,
	2003	2004	2005

			(unaudited)
ASSETS
Cash	$222,966	$613,235	$579,124
Accounts receivable	60,135	117,861	149,367
Inventory	27,200	284,481	221,282
Prepaid expenses	18,116	59,711	68,295
Public offering costs	—	37,257	45,578

Total current assets	328,417	1,112,545	1,063,646

Fixed assets — net	80,665	242,933	290,255
Deposits	—	17,726	19,420

Total assets	$409,082	$1,373,204	$1,373,321

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$760,596	$1,426,254	$1,312,160
Outstanding gift certificates	40,739	53,359	60,234
Accrued expenses	31,602	36,601	41,360
Loans payable stockholders	10,000	10,000	—
Deferred revenue	255,700	313,326	492,093

Total liabilities	1,098,637	1,839,540	1,905,847

Stockholders’ equity
Common stock, $.001 par value, 10,000,000 shares authorized, 2,284,934, 2,339,616 and 2,578,570 shares issued and outstanding at December 31, 2003, 2004 and March 31, 2005, respectively	2,285	2,340	2,579
Additional paid in capital	1,935,757	1,937,862	1,968,554
Accumulated deficit	(2,627,597)	(2,406,538)	(2,503,659)

Total stockholders’ equity	(689,555)	(466,336)	(532,526)

Total liabilities and stockholders’ equity	$409,082	$1,373,204	$1,373,321

The auditor’s report and the accompanying notes should be read in conjunction with these financial statements.

BabyUniverse, Inc.
Consolidated Statements of Operations

	Year ended December 31,			Three months ended March 31,

	2002	2003	2004	2004	2005

				(unaudited)
Revenues
Sales	$5,009,623	$8,665,712	$14,011,045	$3,084,393	$4,533,625
Shipping income	303,590	537,418	776,613	138,663	246,592
Other sales income	20,398	34,024	9,949	7,224	4,130

Gross sales	5,333,611	9,237,154	14,797,607	3,230,280	4,784,347
Less — discounts & returns	(321,895)	(395,701)	(521,028)	(118,022)	(248,746)

Net sales	5,011,716	8,841,453	14,276,579	3,112,258	4,535,601

Cost of goods sold
Purchases	3,026,757	5,226,396	8,726,065	1,864,550	2,845,758
Shipping costs	610,234	1,178,556	1,864,234	375,686	641,739

Total cost of goods sold	3,636,991	6,404,952	10,590,299	2,240,236	3,487,497

Gross profit	1,374,725	2,436,501	3,686,280	872,022	1,048,104

Operating expenses:
Advertising	630,749	1,279,016	1,526,892	337,763	559,333
Salaries and benefits	527,989	610,467	743,212	154,286	227,473
Commissions	185,644	230,613	400,944	100,745	113,477
Credit card fees	134,537	221,453	374,144	80,635	120,676
Contract services	60,630	85,866	86,515	22,600	27,602
Rent	26,610	27,427	85,766	8,298	26,528
Technology	37,216	26,277	52,850	13,889	18,862
Depreciation and amortization	42,233	42,765	48,133	7,952	15,569
General and administrative	76,649	72,994	147,968	26,507	37,113

Total operating expenses	1,722,257	2,596,878	3,466,424	752,675	1,146,633

Operating income (loss)	(347,532)	(160,377)	219,856	119,347	(98,529)

Other income:
Interest income	424	650	1,205	3	1,408
Other expenses:
Interest expense	(2,350)	(19,041)	—	—	—
Loss on investments	(17,194)	(22,028)	—	—	—

Net income (loss)	$(366,652)	$(200,796)	$221,061	119,350	(97,121)

Earnings per common share:
Basic	$(0.43)	$(0.19)	$0.10	$0.05	$(0.04)

Diluted	$(0.43)	$(0.19)	$0.07	$0.04	$(0.04)

The auditor’s report and accompanying notes should be read in conjunction with these financial statements

BabyUniverse, Inc.
Consolidated Statements of Cash Flows

				Three months ended
	Year ended December 31,			March 31,

	2002	2003	2004	2004	2005

				(unaudited)
Operating activities:
Net income (loss)	$(366,652)	$(200,796)	$221,061	$119,350	$(97,121)

Adjustments to reconcile net income (loss) to net cash provided (used in) operating activities:
Depreciation and amortization	42,233	42,765	48,133	7,952	15,569
Stock issued to CEO in lieu of compensation	19,042	—	—	—	—
Change in minority interest	660	9,963	—	—	—

Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(11,356)	(13,674)	(57,726)	7,138	(31,506)
(Increase) decrease in Inventory	(21,419)	16,114	(257,281)	(22,669)	63,199
(Increase) decrease in prepaid expenses	(63,329)	49,623	(41,595)	(11,321)	(8,584)
(Increase) decrease in public offering costs	—	—	(37,257)	—	(8,321)
(Increase) decrease in deposits	—	—	(17,726)	(14,636)	(1,694)
Increase (decrease) in accounts payable	208,363	171,144	665,658	89,620	(114,094)
Increase (decrease) in gift certificates payable	31,775	(7,378)	12,620	(6,778)	6,875
Increase in deferred revenue	72,317	64,060	57,626	29,986	178,767
Increase (decrease) in accrued expenses	13,684	6,146	4,999	(11,929)	4,759
Decrease in loans payable shareholder	—	—	—	—	(10,000)

Net cash provided by (used in) operating activities:	(74,682)	137,967	598,512	186,713	(2,151)

Investing activities:
Purchase of computers & equipment	(11,025)	(21,838)	(210,403)	(11,476)	(62,892)
Investment in subsidiary	(9,900)	9,900	—

Net cash used in investing activities:	(20,925)	(11,938)	(210,403)	(11,476)	(62,892)

Financing activities:
Proceeds from exercise of options	—	—	—	—	30,932
Proceeds from exercise of warrants	—	—	2,160	120	—
Proceeds (repayment) of shareholder loans	100,000	—	—	—	—

Net cash provided by financing activities:	100,000	—	2,160	120	30,932

Net increase in Cash	4,393	126,029	390,269	175,357	(34,111)
Beginning Cash	92,544	96,937	222,966	222,966	613,235

Ending Cash	$96,937	$222,966	$613,235	$398,323	$579,124

The auditor’s report and accompanying notes should be read in conjunction with these financial statements.

BabyUniverse, Inc.
Consolidated Statements of Shareholders’ Equity

				Accumulated
Description	Shares	Amount	Paid in Capital	Deficit	Total

December 31, 2001	786,760	$787	$1,818,213	$(2,070,774)	$(251,774)

Common stock issued to CEO in lieu of compensation	283,281	283	18,759	—	19,042
Net loss — 2002	—	—	—	(366,652)	(366,652)
Minority interest	—	—	—	10,623	10,623

December 31, 2002	1,070,041	1,070	1,836,972	(2,426,803)	(588,761)

Conversion of promissory note	1,214,893	1,215	98,785	—	100,000
Net loss — 2003	—	—	—	(200,796)	(200,796)

December 31, 2003	2,284,934	2,285	1,935,757	(2,627,599)	(689,557)

Exercise of warrants	54,682	55	2,105	—	2,160
Net income — 2004	—	—	—	221,061	221,061

December 31, 2004	2,339,616	2,340	1,937,862	(2,406,538)	(466,336)

Exercise of stock options	238,954	239	30,692	—	30,931
Net loss — March 31, 2005	—	—	—	(97,121)	(97,121)

March 31, 2005	2,578,570	$2,579	$1,968,554	$(2,503,659)	$(532,526)

The auditor’s report and accompanying notes should be read in conjunction with these financial statements.

BabyUniverse, Inc.
Notes To The Consolidated Financial Statements
December 31, 2004
Note 1 — Organization and Nature of Business
      Baby Universe, Inc. (the “Company”), formerly Everything But The Baby, Inc., was incorporated on October 15, 1997 under the laws of the State of Florida. On November 16, 2001 the Board of Directors changed the name of the corporation to Baby Universe, Inc. The Company maintains its accounts on a calendar year basis.
      The Company is a leading online retailer of baby, toddler and maternity products. Customer purchases are drop shipped directly to customers from the Company’s suppliers, or shipped directly from the Company’s warehouse. The Company maintains an inventory of small items and car seats in its warehouse.
Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation
      The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include the accounts of the Company and its subsidiaries, Powered By BabyUniverse, Inc., a wholly-owned subsidiary, BabyUniverse.Com Canada Corp., a subsidiary 80% owned by the Company, and TodoBebe – BabyUniverse.Com Joint Venture, a joint venture which is described in “– Investments”. All material inter-company transactions and balances have been converted to US dollars and eliminated in consolidation.
      On April 12, 2000 the Company acquired an 80% interest in BabyUniverse.Com Canada Corp, for an investment of $40,000. The subsidiary’s purpose was to take advantage of online retail trade within Canada by having a local supplier. The inventory fulfillment supplier for BabyUniverse.Com Canada Corp. filed for bankruptcy protection in Canada and was subsequently liquidated. Consequently BabyUniverse.Com Canada Corp., without having other available sources of inventory at a competitive price, closed its operations and the Company wrote off the remaining assets in 2002. All material inter-company transactions and balances have been converted to US dollars and eliminated in consolidation.

Unaudited Interim Results
      The accompanying consolidated balance sheet as of March 31, 2005, the consolidated statements of operations and the consolidated statements of cash flows for the three months ended March 31, 2004 and March 31, 2005, and the consolidated statement of changes in shareholders’ deficit for the three months ended March 31, 2005, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flows for the three months ended March 31, 2004 and March 31, 2005. The financial data and other information disclosed in these notes to consolidated financial statements related to the three months ended March 31, 2004 and March 31, 2005 are unaudited. The results for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005 or for any other interim period or for any future year.

Concentration of Credit Risk
      The Company’s financial instruments that are exposed to concentration of credit risk are cash. Additionally, the Company maintains cash balances in bank deposit accounts, which, at times, may exceed federally insured limits.

BabyUniverse, Inc.
Notes To The Consolidated Financial Statements — (Continued)

Cash and Cash Equivalents
      The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Inventory
      Inventory, which consists primarily of car seats, books, baby toys, learning tools and other small items available for sale, is accounted for using the first-in first-out (“FIFO”) method, and is valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each method of disposition. There were no reserves for obsolescence at December 31, 2004 and December 31, 2003.

Prepaid Expenses
      Included in prepaid expenses are amounts paid in advance for marketing agreements with various Internet providers.

Investments
      During 2001, the Company entered into a Joint Venture as a 50% partner to create a new entity called Todobebe-Babyuniverse.com Joint Venture for the purpose of selling infant and toddler products to the Spanish speaking market. The initial investment was approximately $12,000 and the investment was accounted for using the equity method. In 2003, management determined that the venture was not meeting expectations and ceased operations. The Company’s investment was written off in 2003 and recorded as a loss on investment in the Statement of Operations.

Property and Equipment
      Property and Equipment are stated at historical cost. Depreciation and amortization are computed using the straight line method over the estimated useful life of the asset. Leasehold improvements are amortized over the term of their estimated useful lives or the related leases, which ever is shorter.
      The Company capitalizes certain costs incurred in connection with the development of or obtaining internal use software in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

Long-Lived Assets
      The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired. At December 31, 2004 and December 31, 2003 the Company determined there was no impairment.

Deposits
      Deposits consist of security deposits for the lease of the Company’s office and warehouse facility.

Gift Certificates Liability
      The Company sells gift certificates to be exchanged for merchandise. The gift certificates do not contain an expiration date, and are not subject to Florida escheatment laws. Gift certificates are initially recorded as a current liability on the Company’s Balance Sheet until they are redeemed. Management has determined that

BabyUniverse, Inc.
Notes To The Consolidated Financial Statements — (Continued)
certificates older than one year generally are not redeemed. Therefore, the Company subsequently recognizes unredeemed certificates that are older than one year as other income. Based on historical experience, the dollar value of certificates that are greater than one year old and that are subsequently redeemed is immaterial.

Loans Payable Stockholder
      In the latter part of 2003 the Company received a short term non-interest bearing demand loan from one of its shareholder’s in the amount of $10,000. The loan has been subsequently repaid in 2005. No interest has been accrued for 2004 and 2003.

Deferred Revenue
      Deferred Revenue represents payments received from customers in advance of shipping products. See Note 2 — Summary of Significant Accounting Policies — Revenue Recognition (below).

Revenue Recognition
      The Company has adopted SEC Staff Accounting Bulletin (SAB) No. 101 — Revenue Recognition, which defines that revenue is both earned and realizable when the following four conditions are met:

•	Pervasive evidence of an arrangement exists

•	The selling price is fixed or determinable

•	Delivery or performance has occurred

•	Collectability is reasonably assured
      Per SEC Staff Accounting Bulletin (SAB) No. 104, which further clarifies SAB No. 101, if merchandise is shipped to customers F.O.B. Shipping Point, title is considered to have transferred to the customer at the time the merchandise is delivered to the carrier. The Company’s policy is to ship F.O.B. Shipping Point from their warehouse and drop ship locations, and therefore delivery is deemed to have occurred at time of shipment.
      The Company has also adopted EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, as its formal guidelines for the recognition of revenue in its financial statements. All sales are completed through the Company and liability for product purchases is paid by the Company. Therefore, the Company recognizes the Gross Sales Price as its Revenue.
      Return allowances, which reduce product revenue, are estimated using historical experience. Management has determined, based on their analysis, that an allowance for product returns at this time would be immaterial.
      The majority of the Company’s sales are processed through credit cards, and accounts receivable are composed primarily of amounts due from financial institutions related to credit card sales. The Company does not maintain an allowance for doubtful accounts because payment is typically received one to two business days after the sale is completed.

Cost of Goods Sold
      Cost of Goods Sold consists of the purchase price of the Company’s products that were sold, inbound and outbound shipping costs, and purchase discounts and credits that the Company earned.

BabyUniverse, Inc.
Notes To The Consolidated Financial Statements — (Continued)

Advertising
      The Company’s marketing consists primarily of online advertising with a number of Internet providers, which includes portal advertising, and other programs designed to educate customers about the BabyUniverse brand and products. All advertising costs are expensed as incurred.
      The Company has entered into several marketing contracts with Internet website providers which required prepayment for the services. Those expenses have been recognized at the time that the services were used and the outstanding balance has been recorded as prepaid expenses.

Technology
      Technology costs are expensed as incurred, except in those circumstances where the costs are related to the development of internal use software and website development. Per (SOP) 98-1 these costs are capitalized and depreciated over a 5 year period. During 2004, 2003 and 2002 the Company capitalized approximately $192,000 $1,000 and $0, respectively.

Accounting for Stock-Based Compensation
      SFAS No. 123, Accounting for Stock-Based Compensation, defines a fair value method of accounting for issuance of stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS No. 123, companies are encouraged, but not required to adopt the fair value method of accounting for employee stock based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, but are required to disclose in a note to the financial statements pro forma results as if the Company had applied SFAS No. 123.
      At March 31, 2005, the Company has a fixed stock option plan which is described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its stock option plan. The list below identifies the fair value, the exercise price, and the intrinsic value of options granted in 2002, 2003, 2004, and during the three months ended March 31, 2005.

		Weighted Average Per Share

	Option	Fair		Exercise	Intrinsic
Year	Shares	Value		Price	Value

2002	565,458	$0.08		$0.08	—
2003	—	—		—	—
2004	156,372	$1.16	(1)	$1.27	—
2005	52,124	$1.16	(1)	$6.25	—

(1)	The company obtained a retrospective appraisal of the valuation of the company as of October 1, 2004 in determining the fair value of options granted.

BabyUniverse, Inc.
Notes To The Consolidated Financial Statements — (Continued)
     Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant dates for awards under that plan consistent with the method of SFAS No. 123, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

				Three months ended
	Year ended December 31,			March 31,

	2002	2003	2004	2004	2005

Net income (loss), as reported	$(366,652)	$(200,796)	$221,061	$119,350	$(97,121)
Deduct: Stock-based employee compensation expense determined under fair-value-based method, net of tax	(400)	(1,590)	(10,543)	(393)	(9,243)

Pro forma net income (loss)	$(367,052)	$(202,386)	$210,518	$118,957	$(106,364)

Income (loss) per share:
Basic — as reported	$(0.43)	$(0.19)	$0.10	$0.05	$(0.04)

Basic — pro forma	$(0.43)	$(0.19)	$0.09	$0.05	$(0.04)

Diluted — as reported	$(0.43)	$(0.19)	$0.07	$0.04	$(0.04)

Diluted — pro forma	$(0.43)	$(0.19)	$0.07	$0.04	$(0.04)

      For purposes of the pro forma disclosure above, the fair value of each option grant is estimated on the date of grant using the Minimum Value method prescribed for use by non-public companies pursuant to SFAS No. 123. The following assumptions were used in applying the Minimum Value method for 2002, 2003 and 2004: no dividend yield; no volatility factor; risk-free interest rates for 2002, 2003 and 2004 of, or that ranged between, 3.69% and 4.46%, 3.05% and 3.14%, and 3.78%, respectively; and expected lives using the “simplified method” permitted by the SEC’s Staff Accounting Bulletin 107, issued March 29, 2005.
      During the initial phase-in period, the effects of applying this SFAS No. 123 for the purpose of disclosing the pro forma effect on net income and earnings per share as reported are not likely to be representative of the effects on reported net income for future years, because options vest over several years and additional awards are generally made each year, and because the Company will no longer use the Minimum Value method after 2004.
      A summary of the status of the Company’s 2001 Stock Award Plan as of December 31, 2002, 2003 and 2004 and March 31, 2005, and changes during the years ending on those dates is presented below:

	2002		2003		2004		March 31, 2005

		Weighted-		Weighted-		Weighted-		Weighted-
		Average		Average		Average		Average
		Exercise		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	109,898	$0.10	675,356	$0.10	675,356	$0.10	777,046	$0.35
Granted	565,458	0.10	—	—	156,372	1.27	52,124	6.25
Exercised	—	—	—	—	(54,682)	0.04	(238,954)	0.08
Forfeited	—	—	—	—	—	—	—	—

Outstanding at end of year	675,356	$0.10	675,356	$0.10	777,046	$0.35	590,216	$0.96

Options exercisable at year end	36,969	$0.22	327,258	$0.11	633,368	$0.15	381,724	$0.10
Weighted –average fair value of options granted during the year	—	$0.02	—	—	—	$0.26	—	—

BabyUniverse, Inc.
Notes To The Consolidated Financial Statements — (Continued)
      The following table summarizes information about fixed stock options outstanding at March 31, 2005:

	Options Outstanding			Options Exercisable

		Weighted Average
	Number	Remaining		Number
Range of Exercise	Outstanding at	Contractual Life	Weighted Average	Exercisable at	Weighted Average
Prices	March 31, 2005	(years)	Exercise Price	March 31, 2005	Exercise Price

$0.0000 to $0.05	31,919	1.56	$0.04	31,919	$0.04
$0.0501 to $0.10	239,928	6.82	$0.08	239,928	$0.08
$0.1001 to $0.25	91,137	6.99	$0.13	91,137	$0.13
$0.2501 to $0.50	18,740	5.99	$0.40	18,740	$0.40
$0.5001 to $1.50	156,369	8.75	$1.27	—	—
$1.5001 to above	52,123	9.05	$6.25	—	—

Total	590,216	7.24	$0.96	381,724	$0.10

      The Company’s 2001 Stock Award Plan was amended in April 2005 by our board of directors and shareholders and was renamed the “BabyUniverse 2005 Stock Incentive Plan.” Under the Stock Incentive Plan, the exercise price of each option equals the market price of the stock on the date of grant, the vesting period generally ranges between two and five years, and an option’s maximum term is 10 years.

Income Taxes
      The Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No 109 “Accounting for Income Taxes”, which requires companies to use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future year’s differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities. Pursuant to SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Under the deferred method, deferred taxes were recognized using the tax applicable to the year of the calculation and were not adjusted for subsequent changes in tax rates.

Net Earnings (Loss) per Share
      The Company computes net earning (loss) per share in accordance with the provisions of SFAS No. 128, “Earnings per Share” (“SFAS 128”). Under the provisions of SFAS 128, basic earnings per share (EPS) is computed by dividing the net earnings (loss) from operations for the period by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common stock issuable through stock based compensation including stock options, restricted stock awards, warrants and other convertible securities.
      For calendar years ending December 31, 2003 and 2002 the Company reported a net loss. The Fully Diluted Earnings Per Share is not presented for those periods since the effect is antidilutive.

Use of Estimates
      Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles of the United States (“GAAP”). The preparation of these financial statements requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. However, estimates inherently relate to matters that are uncertain

BabyUniverse, Inc.
Notes To The Consolidated Financial Statements — (Continued)
at the time the estimates are made, and are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions.

Fair Value of Financial Instruments
      The carrying amounts of financial instruments including cash, accounts receivable, accounts payable and accrued expenses approximate fair value as of December 31, 2004 and 2003, as a result of the relatively short maturity of these instruments.

Recently Issued Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (“FASB”) determined that the effective date for adoption of SFAS No. 123R, Share-Based Payment, would be the first interim period after June 15, 2005. In April 2005, the Securities and Exchange Commission changed the effective date to the first fiscal year beginning after June 15, 2005. SFAS No. 123R is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123 defines the fair value method of accounting for issuance of stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS No. 123, companies had been encouraged, but were not required to adopt the fair value method of accounting for employee stock based transactions. Companies were also permitted to continue to account for such transactions under Accounting Principles Board Opinion (APB) No. 25, but were required to disclose in a note to the financial statements the pro forma effect as if the Company had applied SFAS No. 123. The Company applies APB Opinion No. 25 and related interpretations in accounting for stock-based transactions with employees and has complied with the disclosure requirements of SFAS No. 123.
      The Company will begin accounting for its share based payments in accordance with SFAS No. 123R effective with the beginning of its 2006 calendar year. As of the required effective date, all public entities and those nonpublic entities that used the fair-value-based method for either recognition or disclosure under Statement 123 will apply this Statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123. Nonpublic entities that used the minimum value method in Statement 123 for either recognition or pro forma disclosures are required to apply the prospective transition method as of the required effective date. The adoption of SFAS No. 123R is expected to have a material impact on the Company’s financial statements, however, the specific impact is not presently known, nor estimable. When the specific impact of SFAS No. 123R is determined, we may consider implementing modifications to our long-term compensation plans, including adopting alternative compensation arrangements. We are not presently aware of any other significant issues that might result from adoption of the standard.
Note 3 — Fixed Assets
      Fixed Assets are stated at cost less accumulated depreciation. Expenditures for ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized using the straight-line method over the estimated useful life of the asset. The Company has elected to capitalize outside development costs related to the development of its software following the guidelines of the AICPA’s

BabyUniverse, Inc.
Notes To The Consolidated Financial Statements — (Continued)
Statement of Position (SOP) 98-1 which states that application and development cost associated with the purchase or development of software that is for the internal use of a company, shall be capitalized and depreciated over the estimated useful life of the software.

			Estimated
	2003	2004	Useful Life

Software Development	$150,627	$343,252	5 yrs
Computers and peripherals	71,742	76,992	3 - 5 yrs
Telephone Equipment	16,483	21,719	5 yrs
Furniture	1,378	1,378	7 yrs
Leasehold Improvements	—	4,050	4 yrs

Total	240,230	447,391
Less: Accumulated Depreciation	159,565	204,458

Net Fixed Assets	$80,665	$242,933

Note 4 — Stockholders’ Equity
      On December 28, 2001 the Board of Directors approved the grant of stock warrants to purchase 91,158 Common Shares at an exercise price of $0.04 per share, to our fulfillment partner in California as an inducement, or additional consideration, in relation to the execution of a fulfillment contract between us dated December 28, 2001. The warrants may be exercised within a five year period from the grant date. The Company has no reason to believe that any of the warrants will be forfeited by the vendor to whom they were granted. As of December 31, 2004, warrants had been exercised to purchase 54,682 shares.
      In October 2002, the Board of Directors approved issuing approximately 283,281 shares of common stock and 194,385 options for common stock to the COO and president in lieu of compensation of approximately $19,042.
      In November 2002 the Company entered into an agreement with its Board of Directors to grant approximately 325,533 options for common stock in the Company. The options must be exercised within five years from the grant date. The exercise price of each option is $0.13 per share. The Company has adopted APB 25 for financial reporting purposes and therefore has not recognized any associated expenses with the issuance of the options. At December 31, 2004, the option holders were fully vested, however, none of the options had been exercised.
      On November 14, 2002, in exchange for $100,000, the Company executed a convertible secured promissory note with the holder, Wyndcrest BabyUniverse Holdings III, LLC, a Florida limited liability company. The Note was secured by substantially all of the company’s assets. The Note bore interest at a rate of 18% per annum and had an original term of six (6) months. Prior to the maturity date, the Company and Wyndcrest BabyUniverse Holdings III, LLC agreed to extend the maturity of the Note until December 31, 2003. On December 31, 2003, Wyndcrest BabyUniverse Holdings III, LLC converted the Note into 51% of the outstanding equity of the Company.
      In October 2004 the Board of Directors authorized the grant of approximately 156,372 options to three members of the Board of Advisors. One-third of the options vests 4 months from the grant date and the balance vests in equal shares on the following two anniversaries of the grant date. The options must be exercised within ten years from the grant date. The exercise price of each option is $1.27 per share.

BabyUniverse, Inc.
Notes To The Consolidated Financial Statements — (Continued)
Note 5 — Employee Stock Option Plan
      The Company has a 2001 Stock Award Plan (Plan) under which officers, key employees, and non-employee directors may be granted options to purchase shares of the Company’s authorized but un-issued common stock. The Company applies APB Opinion 25 and related interpretations in accounting for stock-based transactions with employees and has complied with the disclosure requirements of SFAS No. 123. Under the Plan, the option exercise price is equal to the fair market value of the Company’s common stock at the date of grant. Options currently expire no later than 10 years from the grant date and generally vest within two years. No options have been exercised to date. If the Optionee is terminated from the Company prior to exercising their rights under the plan the options are forfeited back to the Company if not exercised within 90 days from termination date. The Company will also have the right to repurchase the shares back from the Optionee upon termination at an amount equal to the fair value of the shares determined by the Board of Directors in the same manner and amount as if determining the option exercise price under the plan. See Accounting for Stock Based Compensation in Note 2 — Summary of Significant Accounting Policies for additional information with respect to the Plan’s stock option activity.
Note 6 — Income Taxes
      A reconciliation of the statutory Federal income tax rate to the effective tax rate for the years ended December 31 is as follows:

	2002		2003		2004

	Amount	Rate	Amount	Rate	Amount	Rate

Income Taxes at Statutory Rate	$(127,229)	- 34.7%	$(69,676)	- 34.7%	$76,707	34.7%
Increase (Decrease) in taxes:
Valuation allowance	127,229	34.7%	69,676	34.7%	(76,707)	- 34.7%

	$—	0%	$—	0%	$—	0%

      The major components of deferred tax assets are as follows:

	December 31,

	2003	2004

Deferred tax assets:
Net operating loss carry forward	911,776	835,069

Gross deferred tax assets	911,776	835,069
Valuation allowance	(911,776)	(835,069)

Net deferred tax assets	$—	$—

      As of December 31, 2004, the Company had net operating loss carry forwards available to offset future taxable income of $2,406,538, which expire in various years through 2024.
Note 7 — Net Income (Loss) Per Share
      Basic net income (loss) per share is based on the weighted average number of common shares outstanding. Diluted net income (loss) per share is based on the weighted average number of common shares and equivalents outstanding. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and warrants.

BabyUniverse, Inc.
Notes To The Consolidated Financial Statements — (Continued)
      The following table sets forth the computation of basic and diluted net income (loss) per share:

				Three months ended
	Year ended December 31,			March 31,

	2002	2003	2004	2004	2005

Net income (loss)	$(366,652)	$(200,796)	$221,061	$119,350	$(97,121)

Weighted average common shares outstanding	857,386	1,073,369	2,285,382	2,284,934	2,382,485
Basic net income (loss) per share	$(0.43)	$(0.19)	$0.10	$0.05	$(0.04)

Dilutive effect of stock options and warrants	—	—	713,791	675,360	—
Common stock and common stock equivalents	857,386	1,073,369	2,999,173	2,960,294	2,382,485
Diluted net income (loss) per share	$(0.43)	$(0.19)	$0.07	$0.04	$(0.04)

      The following is a summary of the securities outstanding during the respective periods that have been excluded from the calculations because the effect on net income (loss) per share would have been antidilutive:

	Year ended December 31,			Three months ended March 31,

	2002	2003	2004	2004	2005

Dilutive effect of convertible promissory note	157,400	1,211,565	—	—	—
Dilutive effect of stock options and warrants	190,020	675,357	—	—	775,880

	347,420	1,886,925	—	—	775,880

Note 8 — Commitments and Contingencies

Commitments
      The Company leases office space in Ft. Lauderdale, Florida under the terms of a 4 year lease beginning May 1st, 2004 and terminating April 30th, 2008. Rent expense charged to operations under this operating lease was $79,023 and $31,827 for the years ended December 31, 2004 and December 31, 2003 respectively. Future lease obligations are as follows:

2005	$115,652
2006	$119,770
2007	$125,589

Sales Tax
      Currently, decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, implementation of the restrictions imposed by these Supreme Court decisions is subject to interpretation by state and local taxing authorities. While we believe that these Supreme Court decisions currently restrict state and local taxing authorities outside the State of Florida from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, taxing authorities outside the State of Florida could disagree with our interpretation of these decisions. Moreover, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supercede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any state or local taxing jurisdiction were to disagree with our interpretation of the Supreme Court’s current position regarding state and local taxation of Internet sales, or if any of these initiatives were to address the Supreme Court’s constitutional concerns and result in a reversal of its current position, we could be required to collect sales and use taxes from purchasers located in states other than Florida. An unfavorable resolution of some or all of these matters could materially affect our business, results of operations, financial position, or cash flows in a particular period.

BabyUniverse, Inc.
Notes To The Consolidated Financial Statements — (Continued)
Note 9 — Segment Information
      The Company operates in a single business segment as a leading online retailer of baby, toddler and maternity products through its principal online website, www.babyuniverse.com.
Note 10 — Subsequent Events
     Stock Split
      On April 27, 2005, the Board of Directors of the Company authorized a 525:1 stock split of the Company’s common shares. On July 12, 2005, the Board of Directors of the Company authorized an additional 19:18 stock split of the Company’s common shares. All references to numbers of shares, and per share data in the accompanying financial statements and notes have been adjusted to give effect to these stock splits.
Note 11 — Restatement
      The Company has restated its consolidated financial statements for the three years ended December 31, 2002, 2003 and 2004, primarily to reflect accounts payable liabilities that were incurred but not recorded as of the respective balance sheet dates. The accounts payable adjustment relates to the timing of the recognition of liabilities associated with voluminous inventory purchase transactions between the Company and its drop-ship manufacturers. The effect of the restatement on net income and basic and diluted earnings per share is as follows:

	2002	2003	2004

Increase (decrease) in net income	$44,709	$(125,444)	$(189,078)
Increase (decrease) in earnings per share:
Basic	0.05	(0.12)	(0.08)
Diluted	0.05	(0.12)	(0.06)

A universe of possibilities
for you and your newest little star!

babyuniverse.com

Baby. Toddler. Youth. Maternity. Boutique.

2,000,000 Shares
Common Stock

PROSPECTUS

                    , 2005

GunnAllen Financial, Inc.	Wedbush Morgan Securities Inc.
Through and including                     (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Part II
Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution(1)
      The following is a list of estimated expenses to be incurred by us in connection with the registration of the shares of common stock registered hereunder (not including the underwriters’ discount and the non-accountable expense allowance payable to the underwriters):

Securities and Exchange Commission registration fee	$2,708
American Stock Exchange listing fee	$35,000
NASD fee	2,800
Printing expenses	150,000
Legal fees and expenses	250,000
Accountants’ fees and expenses	50,000
Miscellaneous	109,492

Total	$600,000

(1)	Estimated except for Commission registration fee, American Stock Exchange listing fee and NASD fee.

Item 14.	Indemnification of Directors and Officers
      Under Section 607.0831 of the Florida Business Corporation Act (or the “FBCA”), a director is not personally liable for monetary damages to the Company or any other person for any statement, vote, decision, or failure to act regarding corporate management or policy unless (1) the director breached or failed to perform his or her duties as a director and (2) the director’s breach of, or failure to perform, those duties constitutes: (a) a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was unlawful, (b) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (c) a circumstance under which the liability provisions of Section 607.0834 are applicable, (d) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct, or (e) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A judgment or other final adjudication against a director in any criminal proceeding for a violation of the criminal law estops that director from contesting the fact that his or her breach, or failure to perform, constitutes a violation of the criminal law; but does not estop the director from establishing that he or she had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful.
      Pursuant to the provisions of Section 607.0850(1) of the FBCA, we have the power to indemnify any person who is or was a party to any proceeding (other than an action by us, or in our right), because such person is or was a director, an officer, an employee, or an agent of ours (or is or was serving at our request under specified capacities) against liability incurred in connection with such proceeding provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interest (and with respect to any criminal action or proceeding, such person had no reasonable cause to believe such person’s conduct was unlawful).
      With respect to a proceeding by or in our right to procure a judgment in our favor, Section 607.0850(2) of the FBCA provides that we shall have the power to indemnify any person who is or was a director, officer, employee, or agent of ours (or is or was serving at our request under specified capacities) against expenses and amounts paid in settlement not exceeding, in the judgment of our Board of Directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interest, except that no indemnification shall be made in a case in which such person shall have been adjudged to be liable to us unless and only to the extent that the court in which the proceeding was brought, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.
      Indemnification as described above shall only be granted in a specific case upon a determination that indemnification is proper under the circumstances using the applicable standard of conduct which is made by (a) a majority of a quorum of directors who were not parties to such proceeding, (b) if such a quorum is not attainable or by majority vote of a committee designated by the Board of Directors consisting of two or more directors not parties to the proceeding, (c) by independent legal counsel selected by the Board of Directors described in the foregoing parts (a) and (b), or if a quorum cannot be obtained, then selected by a majority vote of the full Board of Directors, or (d) by our shareholders by a majority vote of a quorum consisting of shareholders who are not parties to such proceeding.
      Section 607.0850(12) of the FBCA permits us to purchase and maintain insurance on behalf of any director, officer, employee or agent of ours (or one who is or was serving at our request in specified capacities) against any liability asserted against such person or incurred by such person in any such capacity whether or not we have the power to indemnify such person against such liability.
      The Company’s Amended and Restated Articles of Incorporation and Amended Bylaws provide for the indemnification of directors and officers. The general effect of these provisions is to indemnify to the fullest extent provided, authorized, allowed or not prohibited by the FBCA, any director or officer against any liability arising from any action or suit in which he is involved by the reason of the fact that he is or was a director or officer of the Company. Advances against expenses may be made under the Amended Bylaws and the indemnity coverage provided thereunder includes liabilities under the federal securities laws as well as in other contexts.

Item 15.	Recent Sales of Unregistered Securities.
      During the past three years, we have sold or issued the following securities without registration under the Securities Act.
      1. A Convertible Promissory Note in the aggregate principal amount of $100,000 to Wyndcrest Baby Universe Holdings III, LLC on November 14, 2002 (converted on December 31, 2003 into Series B preferred stock and simultaneously converted into 1,214,893 shares of common stock), in consideration of a cash payment of $100,000.
      2. 283,281 shares of Common Stock issued to Stuart Goffman on October, 2002, in consideration of future services to be rendered as a director and employee of the Company.
      3. Options to purchase 194,384 shares of Common Stock issued to Stuart Goffman on October 1, 2002 at an exercise price of $0.08 with an expiration date of October 1, 2012, in consideration of future services to be rendered as a director and employee of the Company. All of these options were exercised on April 27, 2005.
      4. Options to purchase 234,396 shares of Common Stock issued to John Textor on December 2002 at an exercise price of $0.13 with an expiration date of October 1, 2012, in consideration of future services to be rendered as a director and employee of the Company. All of these options were exercised on March 15, 2005.
      5. Options to purchase 78,028 shares of Common Stock issued to Jonathan Teaford on December 2002 at an exercise price of $0.13 with an expiration date of October 1, 2012, in consideration of future services to be rendered as a director and employee of the Company. All of these options were exercised on April 27, 2005.
      6. Options to purchase 13,109 shares of Common Stock issued to Benjamin Brown on December 2002 at an exercise price of $0.13 with an expiration date of October 1, 2012, in consideration of future services to be rendered as an employee of the Company. All of these options were exercised on April 27, 2005.

      7. Options to purchase 16,070 shares of Common Stock issued to Ananda Hardial on December 28, 2002, at an exercise price of $0.08 with an expiration date of December 28, 2012, in consideration of future services to be rendered as an employee of the Company.
      8. Options to purchase 16,070 shares of Common Stock issued to Herb Epstein on December 28, 2002, at an exercise price of $0.08 with an expiration date of December 28, 2012, in consideration of future services to be rendered as an employee of the Company.
      9. Options to purchase 16,070 shares of Common Stock issued to Lisa Goffman on December 28, 2002, at an exercise price of $0.08 with an expiration date of December 28, 2012, in consideration of future services to be rendered as an employee of the Company.
      10. Options to purchase 16,070 options issued to Sean Weiss on December 28, 2002, at an exercise price of $0.08 with an expiration date of December 28, 2012, in consideration of future services to be rendered as an employee of the Company.
      11. Options to purchase 52,124 shares of Common Stock issued to Michael Bay on October 1, 2004 at an exercise price of $1.27 with an expiration date of October 1, 2014, in consideration of future services to be rendered as a member of the advisory board of the Company.
      12. Options to purchase 52,124 shares of Common Stock issued to Dan Marino on October 1, 2004 at an exercise price of $1.27 with an expiration date of October 1, 2014, in consideration of future services to be rendered as a member of the advisory board of the Company. All of these options were exercised on April 27, 2005.
      13. Options to purchase 52,124 shares of Common Stock issued to Carl Stork on October 1, 2004 at an exercise price of $1.27 with an expiration date of October 1, 2014, in consideration of future services to be rendered as a director of the Company. All of these options were exercised on April 27, 2005.
      14. 54,682 shares of Common Stock were issued to Ken Goore on December 28, 2004 upon the exercise of warrants, in consideration of $2,160.
      15. 1,519 shares of Common Stock were issued to Ken Goore on January 31, 2005 upon the exercise of warrants, in consideration of $60.
      16. 3,039 shares of Common Stock were issued to Ken Goore on March 25, 2005 upon the exercise of warrants, in consideration of $120.
      17. 31,918 shares of Common Stock were issued to Ken Goore on April 26, 2005 upon the exercise of warrants, in consideration of $1,331.
      18. Options to purchase 52,124 shares of Common Stock issued to John Nichols on January 18, 2005 at an exercise price of $6.25 with an expiration date of January 18, 2015, in consideration of future services to be rendered as a director of the Company.
      19. 42,222 shares of restricted stock to be issued to Robert Brown on April 26, 2005, in consideration of future services to be rendered as an employee of the Company.
      20. 32,722 shares of restricted stock to be issued to Curtis Gimson on April 26, 2005, in consideration of future services to be rendered as a director of the Company.
      21. 32,722 shares of restricted stock issued to Bethel G. Gottlieb on June 14, 2005 in consideration of future services to be rendered as a director of the Company.
      22. 29,555 shares of restricted stock issued to Georgianne Brown on July 11, 2005 in consideration of future services to be rendered as an employee of the Company.
      We claimed exemption from registration under the Securities act for the sale and issuance of securities in the transactions described in paragraphs (1) and (14) through (17) by virtue of Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions not involving any public offering.

      The issuances described in paragraphs (2) through (13) and (18) through (22) above in this Item 15 were deemed exempt from registration under the Securities Act in reliance on either (i) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (ii) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

Item 16.	Exhibits

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement
1.2		Form of Underwriter Warrant (included as Exhibit C to the Form of Underwriting Agreement filed as Exhibit 1.1)
3	.1*	Form of Amended and Restated Articles of Incorporation
3	.2*	Form of Amended Bylaws
4	.1*	Specimen Stock Certificate
5	.1*	Opinion of Akerman Senterfitt
10	.1*	Form of BabyUniverse 2005 Stock Incentive Plan
10	.2*	Employment Agreement dated April 1, 2005 between the Registrant and John C. Textor
10	.3*	Employment Agreement dated January 1, 2005 between the Registrant and Stuart Goffman
10	.4*	Employment Agreement dated January 1, 2005 between the Registrant and Jonathan Teaford
10	.5*	Employment Agreement dated April 4, 2005 between the Registrant and Robert Brown
10	.6*	Employment Agreement dated January 1, 2005 between the Registrant and Sean Weiss
10.7		Employment Agreement dated July 11, 2005 between the Registrant and Georgianne Brown
21	.1*	Subsidiaries of the Registrant
23	.1*	Consent of Lieberman & Associates, P.A.
23	.2*	Consent of Akerman Senterfitt (included in Exhibit 5.1)
24	.1*	Power of Attorney (included in the signature pages of the Registration Statement)

*	Previously filed

Item 17.	Undertakings
      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h)

under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ft. Lauderdale, State of Florida, on the 28th day of July, 2005.

BabyUniverse, Inc.

By:	/s/ John C. Textor

Name: John C. Textor

Title:	Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been duly signed by the following persons in the capacities and on the dates indicated below:

Signature	Title	Date

/s/ John C. Textor John C. Textor	Chief Executive Officer, Chairman of the Board (principal executive officer)	July 28, 2005

* Stuart Goffman	Chief Operating Officer and Director	July 28, 2005

* Robert Brown	Chief Financial Officer (principal financial and accounting officer)	July 28, 2005

* Jonathan Teaford	Executive Vice President and Director	July 28, 2005

* Curtis S. Gimson	Director	July 28, 2005

* Bethel Gottlieb	Director	July 28, 2005

* John Nichols	Director	July 28, 2005

* Carl Stork	Director	July 28, 2005

*By: /s/ John C. Textor John C. Textor as attorney-in-fact